UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment #2

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DESTINY MEDIA TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Colorado	7372	84-1516745
State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization	Classification Code Number)	Identification No.)

1055 West Hastings Street, Suite 1040
Vancouver, British Columbia V6E 2E9, Canada Telephone:
(604) 609-7736
(Address and telephone number of registrant’s principal executive offices)

c/o Corporation Service Company
1560 Broadway, Denver CO 80202
(604) 609-7736
(Name, address and telephone number of agent for service)

Copy of communications to:
Clark Wilson LLP
L.K. Larry Yen, Esq.
Suite 800 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1
Telephone: 604-687-5700
Fax: 604-687-6314

Approximate date of proposed sale to the public: From time to time after the effective date of this Registration
Statement.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective
Registration Statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same
offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same
offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (US$)	Amount of registration fee
Common Stock to be offered for resale by selling stockholders	5,400,000(2)	$0.46 (10)	$2,484,000	$76.26
Common Stock to be offered for resale by selling stockholders	5,400,000(3)	$0.50(11)	$2,700,000	$82.89
Common Stock to be offered for resale by selling stockholders	20,000(4)	$0.46 (10)	$92.00	$0.28
Common Stock to be offered for resale by selling stockholders	20,000(5)	$0.50(11)	$10,000	$0.31
Common Stock to be offered for resale by selling stockholders	361,000(6)	$0.50(11)	$180,500	$5.54
Common Stock to be offered for resale by selling stockholders	950,000	$0.22	$209,000	$6.42
Common Stock to be offered for resale by selling stockholders	400,000	$0.50	$200,000	$6.14
Common Stock to be offered for resale by selling stockholders	500,000	$0.70	$350,000	$10.75
Common Stock to be offered for resale by selling stockholders	1,750,000(7)	$0.25(11)	$437,500	$13.43
Common Stock to be offered for resale by selling stockholders	250,000(8)	$0.46 (10)	$115,000	$3.53
Common Stock to be offered for resale by selling stockholders	250,000(9)	$0.30(11)	$75,000	$2.30
Total Registration Fee				$207.85

(1)

An indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions and in such an event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.

(2)

Represents the 5,400,000 shares of our common stock that were sold as part of units to certain selling stockholders pursuant to the Securities Purchase Agreements entered into between the selling stockholders and our company in the February 26, 2007 Private Placement.

(3)

Represents the 5,400,000 shares of our common stock issuable upon exercise of warrants that were sold as part of units to certain stockholders pursuant to the Securities Purchase Agreements entered into between the selling stockholders and our company in the February 26, 2007 Private Placement.

(4)	Represents the 20,000 shares of our common stock that were issued as part of units to three selling stockholders as consideration for services provided as placement agents

(5)

Represents the 20,000 shares of our common stock issuable upon exercise of warrants that were issued as part of units to three selling stockholders as consideration for services provided as placement agents

(6)	Represents the 361,000 shares of our common stock issuable upon exercise of warrants issued to certain selling stockholder as consideration for services provided as a placement agent.

(7)	Represents the 1,750,000 shares of our common stock issued as a result of exercise of warrants that were sold as part of units to a selling stockholder in February 2006.

(8)	Represents the 250,000 shares of our common stock that were sold as part of units to certain selling stockholders in August 2006.

(9)	Represents the 250,000 shares of our common stock issuable upon exercise of warrants that were sold as part of units to certain selling stockholders in August 2006.

(10)

Fee calculated in accordance with Rule 457(c) of the Securities Act. Estimated for the sole purpose of calculating the registration fee. We have based the fee calculation on the average of the last reported bid and ask price for our common stock on the National Association of Securities Dealers OTC Bulletin Board on May 10, 2007.

(11)	Pursuant to Rule 457(c) and (g), the proposed maximum offering price per share is based on the exercise price therefor on the date hereof.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

Subject to Completion
___________, 2007

DESTINY MEDIA TECHNOLOGY INC.
A COLORADO CORPORATION

15,301,000 SHARES OF COMMON STOCK OF DESTINY MEDIA TECHNOLOGIES INC.
_________________________________

This prospectus relates to 15,301,000 shares of common stock of Destiny Media Technology Inc., a Colorado corporation, which may be resold by selling stockholders named in this prospectus. The selling stockholders may offer to sell the shares of common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders. We will, however, receive proceeds upon exercise of the common stock purchase warrants and these proceeds will be used for general working capital purposes. We will pay for expenses of this offering.

Each of the selling stockholders may be deemed to be an “underwriter,” as such term is defined in the Securities Act.

Our common stock is quoted on the National Association of Securities Dealers OTC Bulletin Board under the symbol “DSNY”. On July 17, 2007, the closing bid price of our common stock was $0.65 on the OTC Bulletin Board.

Our business is subject to many risks and an investment in our common stock will also involve a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully consider the various Risk Factors described beginning on page 8 before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. The selling stockholders may not sell or offer these securities until this Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is _____, 2007.

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

As used in this prospectus, the terms “we”, “us”, “our”, and “Destiny” mean Destiny Media Technologies Inc. and our wholly-owned subsidiary, Destiny Software Productions, Inc. unless otherwise indicated.

All dollar amounts refer to U.S. dollars unless otherwise indicated.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Our Business

Risks Related to Our Business and Investing in Our Common Stock

Our business is subject to number of risks that you should consider carefully before making a decision to invest in our securities. In particular, you should be aware that our auditors have made reference to a substantial doubt about our ability to continue as a going concern in their audit report on our audited financial statements. If we are not successful, you may lose all or part of your investment in our common stock. Please carefully review the risks related to our business and our common stock which are described in more detail beginning on page 8 of this prospectus.

Our Principal Offices

Our current principal offices are located at Suite 1040 – 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, Canada. Our telephone number is (604) 609-7736.

Number of Shares Being Offered

This prospectus relates to the resale by certain selling stockholders named in this prospectus of up to 15,301,000 shares of our common stock in connection with the resale of:

  up to 5,400,000 shares of our common stock, representing those shares of our common stock that were sold as part of units to certain selling stockholders pursuant to the Securities Purchase Agreements entered into between the selling stockholders and our company in the February 26, 2007 Private Placement – see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement”;

  up to 5,400,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants that were sold as part of units to certain selling stockholders pursuant to the Securities Purchase Agreements entered into between the selling stockholders and our company in the February 26, 2007 Private Placement – see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement”;

  up to 20,000 shares of our common stock, representing those shares of our common stock that were issued as part of units to three selling stockholders as consideration for services provided as placement agents - see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement”;

  up to 20,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants that were issued as part of units to three selling stockholders as consideration for services provided as placement agents - see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement”;

  up to 361,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants issued to a selling stockholder as consideration for services provided as a placement agent - see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement.”;

  up to 950,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants issued to a selling stockholder as consideration for services provided up to 400,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants issued to a selling stockholder as consideration for services provided up to 500,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants issued to a selling stockholder as consideration for services provided up to 1,750,000 shares of our common stock, representing those shares of our common stock issued as a result of exercise of warrants that were sold as part of units to a selling stockholder in February 2006;

  up to 250,000 shares of our common stock, representing shares of our common stock that were sold as part of units to certain selling stockholders in August 2006; and

  up to 250,000 shares of our common stock, representing shares of our common stock issuable upon exercise of warrants that were sold as part of units to certain selling stockholders in August 2006.

The offered shares were acquired by the selling stockholders in private placement transactions, which were exempt from the registration requirements of the Securities Act of 1933. The selling stockholders may sell the shares of common stock in the public market or through privately negotiated transactions or otherwise. The selling stockholders may sell these shares of common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled “Plan of Distribution” on page 18 of this prospectus.

Number of Shares Outstanding

There were 49,928,001 shares of our common stock issued and outstanding on May 31, 2007.

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the selling stockholders. We will, however, receive proceeds upon exercise of the common stock purchase warrants and these proceeds will be used for general working capital purposes. We will incur all costs associated with this Registration Statement and prospectus.

Summary of Financial Data

The summarized financial data presented below is derived from and should be read in conjunction with our financial statements for the years ended August 31, 2006 and August 31, 2005 and for nine months ended May 31, 2007 (including the notes to those financial statements) which are included elsewhere in this prospectus along with the section entitled “Management’s Discussion and Analysis” beginning on page 38 of this prospectus.

As at May 31, 2007
Working Capital	$ 1,895,297
Total Assets	$ 2,313,660
Deficit	$ (6,557,344)
Total Stockholders’ Equity	$ 1,884,651

For the year ended August 31, 2006
Revenue	$ 884,082
Net Loss for the Year	$ (485,335)
Net Loss Per Share - Basic and Diluted	$ (0.01)
Weighted Average Shares Outstanding	38,991,059
For the year ended August 31, 2005
Revenue	$ 769,067
Net Loss for the Year	$ (547,464)
Net Loss Per Share - Basic and Diluted	$ (0.01)
Weighted Average Shares Outstanding	36,183,543

RISK FACTORS

We face risks in executing our business plan and achieving revenues. The following risks are material risks that we face. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our securities to decline, and you may lose all or part of your investment. Prospective investors should consider carefully the risk factors set out below.

RISKS RELATED TO OUR BUSINESS

As there is substantial doubt about our ability to continue as a going concern, an investment in our common stock is risky.

We have disclosed in the notes to our financial statements that we have incurred recurring losses from operations and that we have a working capital deficiency. Our operating losses to date have been primarily financed by equity transactions. Depending on our ability to grow sales and related cash flows, we may need additional capital through public or private financings that may not be available on reasonable terms. Accordingly, we will require the continued financial support of our shareholders and creditors until we are able to generate sufficient cash flows from operations on a sustained basis. There can be no assurances that we will be successful. If we are not, we will be required to reduce operations or liquidate assets. Our consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

We have had negative cash flows from operations and if we are not able to obtain further financing our business operations may fail.

We have had negative cash flows from operations and have depended on sale of our equity securities and shareholder loans to meet our cash requirements. We will need to raise additional funds to:

- support our planned growth and carry out our business plan,

- develop new or enhanced services and technologies,

 - increase our marketing efforts,

- acquire complementary businesses or technologies,

- respond to regulatory requirements, and

- respond to competitive pressures or unanticipated requirements.

We may not able to obtain additional equity or debt financing on acceptable terms when we need it. Even if financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements. If we require, but are unable to obtain, additional financing in the future, we may be unable to implement our business plan and our growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate desired acquisitions and compete effectively. More importantly, if we are unable to raise further financing when required, our continued operations may have to be scaled down or even ceased and our ability to generate revenues would be negatively affected.

If we are unable to increase our revenues, then our business and our financial condition will suffer.

Our operating expenses to date still exceed our revenues. Accordingly, our ability to attain profitability and to decrease our dependence on external financing is contingent upon our ability to increase all product revenues. We are working to continue the increase in revenues from sales of our Clipstream™ software. There is no assurance that we will be able to continue to increase revenues from our Clipstream™ software or that the MPE™ secure media distribution system will generate revenues in excess of the expenses attributable to the marketing of this product. If we are not successful in increasing revenues, then our ability to achieve profitable operations will be adversely affected.

If revenues from our ClipstreamTM Software decline, then our financial condition and results of operations will be adversely affected.

Substantially all of our revenue is generated from sales of our Clipstream™ streaming media software. The market for streaming media software is extremely competitive and includes competitors such as Real Networks and Microsoft. Due to this competition, there is a risk that our competitors will gain an increased market share or may cause the price that we are able to charge for Clipstream™ software to decrease. Either of these factors could cause our revenue to decrease with the result that our financial condition and operating results would be adversely affected.

If we are not able to control our operating expenses, then our financial condition may be adversely affected.

We have been successful in containing our operating expenses. Operating expenses increased slightly to $1,404,667 for the year ended August 31, 2006 from $1,301,691 for the year ended August 31, 2005. Our ability to achieve profitability is conditional upon our ability to maintain our operating expenses. While we have been successful in containing our operating expenses, there is a risk that we will have to increase our operating expenses in the future. Factors that could cause our operating expenses to increase include our determination to spend more on sales and marketing in order to increase product sales or our determination that more research and development expenditures are required in order to keep our current software products competitive or in order to develop new products for the market. To the extent that our operating expenses increase without a corresponding increase in revenue, our financial condition would be adversely impacted.

Our financial results may be adversely impacted by currency fluctuations.

Our revenues are primarily in United States dollars as most of our revenues are generated from sales in the United States. Our operating expenses are primarily in Canadian dollars due to the fact that our operations are located in Vancouver, British Columbia, Canada. An increase in the value of the Canadian dollar in relation to the United States dollar could have the effect of increasing our loss from operations.

If we are not successful in legal proceedings against us, then our business and financial condition could be adversely affected.

We are currently party to one material legal proceeding, as described under the heading “Legal Proceedings.” If we are not successful in this legal proceeding and are forced to make payments of damages to the plaintiff, then our business and our financial condition would be adversely affected.

If our products are defective or contain errors, we may become subject to product liability claims.

As a result of their complexity, our software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing we undertake and testing and use by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in loss of or delay in market acceptance of our products, which could have a material adverse effect on our business, financial condition and results of operations. Our products also may be vulnerable to break-ins and similar disruptive problems caused by Internet or other users.

Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of our customers, which may result in significant liability to us and deter potential customers. The sale and support of our products may entail the risk of liability claims. A product liability claim brought against us could have a material adverse effect on our business, financial condition and results of operations.

If we cannot effectively manage risk of system failures and/or security risk, our business and financial condition could be adversely affected.

Despite the implementation of security measures, our network infrastructure could be vulnerable to unforeseen computer problems. Although we believe we have taken steps to mitigate much of the risk, we may in the future experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unknown security risks may result in liability to us and also may deter new customers from purchasing our software and services, and individuals from utilizing it. Although we intend to continue to implement and establish security measures, there can be no assurance that measures implemented by us will not be circumvented in the future, which could have a material adverse effect on our business, financial condition or results of operations.

Our success is dependent on Internet and intranet as mediums of commerce and communication and our future growth may be materially and adversely affected if the technological infrastructure of the Internet cannot support the demands placed on it.

The market for our streaming media products and services is new and evolving rapidly. It depends on increased use of the Internet and intranets. If the Internet and intranets are not adopted as methods for commerce and communications, or if the adoption rate slows, the market for our products and services may not grow, or may develop more slowly than expected.

The electronic commerce market is relatively new and evolving. Sales of our products depend in large part on the development of the Internet as a viable commercial marketplace. There are now substantially more users and much more “traffic” over the Internet than ever before, use of the Internet is growing faster than anticipated, and the technological infrastructure of the Internet may be unable to support the demands placed on it by continued growth. Delays in development or adoption of new technological standards and protocols, or increased government regulation, could also affect Internet use. In addition, issues related to use of the Internet and intranets, such as security, reliability, cost, ease of use and quality of service, remain unresolved and may affect the amount of business that is conducted over the Internet and intranets.

Delays and cost overruns associated with our product development may materially and adversely affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements.

We have experienced development delays and cost overruns associated with its product development. We may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our products also may contain undetected errors that could cause adverse publicity, reduced market acceptance of the products, or lawsuits by customers.

Any compromise of our ability to transmit confidential information securely could have a material adverse effect on our business.

Online commerce and communications depend on the ability to transmit confidential information securely over public networks. Any compromise of our ability to transmit confidential information securely, and costs associated with the prevention or elimination of such problems, could have a material adverse effect on our business.

Our international operations subject us to a number of risks, including unfavourable political, economic, regulatory and tax conditions in foreign countries.

We market and sell our products in the United States, Canada, Europe, Asia, South America, Africa and Australia. As such, we are subject to the normal risks of doing business abroad. Risks include unexpected changes in regulatory requirements, export and import restrictions, tariffs and trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, potential adverse tax consequences, exchange rate fluctuations, increased risks of piracy, limits on the our ability to enforce our intellectual property rights, discontinuity of our infrastructures, limitations on fund transfers and other legal and political risks. Such limitations and interruptions could have a material adverse effect on our business. We do not currently hedge our foreign currency exposures.

RISKS RELATED TO OUR COMPANY

Our success is dependent, to a large degree, upon the efforts of Mr. Steve Vestergaard, our current executive officer.

Mr. Vestergaard was the founder of Destiny Software Productions, Inc. and has been involved in our business operations since our inception. The loss or unavailability of Mr. Vestergaard could have an adverse effect on our business operations and financial condition. We do not maintain key man life insurance policies for Mr. Vestergaard or for any of our other employees. In addition, our continued success is dependent upon our ability to attract and retain qualified personnel in all areas of our business, especially management positions. In the event that we are unable to attract and retain qualified personnel, our business would be adversely affected.

If we fail to effectively manage the growth of our company, our future business results could be harmed and our managerial and operational resources may be strained.

Should we be successful in the sales and marketing efforts of our software products, we will experience significant growth in operations. If this occurs, management anticipates that additional expansion will be required in order to continue our product development. Any expansion of our business would place further demands on our management, operational capacity and financial resources. We anticipate that we will need to recruit qualified personnel in all areas of its operations, including management, sales, marketing, delivery, and software development. There can be no assurance that we will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. In addition, there can be no assurance that our current systems, procedures or controls will be adequate to support any expansion of our operations. The failure to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Because some of our officers and directors are located in non-U.S. jurisdictions, you may have no effective recourse against the management for misconduct and may not be able to enforce judgement and civil liabilities against our officers, directors, experts and agents.

Most of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any U.S. state.

If we are unable to protect our proprietary technology, we may not be able to compete as effectively.

Where appropriate, we seek patent protection for certain aspects of our technology. Patent protection may not be available for some of the product we are developing. If we must spend significant time and money protecting our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business and financial prospects may be harmed.

Because we can issue additional common shares, purchasers of our common stock may incur immediate dilution and may experience further dilution.

We are authorized to issue up to 100,000,000 common shares, of which 49,703,001 are issued and outstanding. Our board of directors has the authority to cause our company to issue additional shares of common stock without the consent of any of our shareholders. Consequently, our shareholders may experience more dilution in their ownership of our company in the future.

RISKS RELATED TO OUR COMMON STOCK

Sales of a substantial number of shares of our common stock into the public market by the selling stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize any current trading price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock, when and if such market develops. When this registration statement is declared effective, the selling stockholders may be reselling up to approximately 30.78% of the issued and outstanding shares of our common stock. As a result of such registration statement, a substantial number of our shares of common stock which have been issued may be available for immediate resale when and if a market develops for our common stock, which could have an adverse effect on the price of our common stock. As a result of any such decreases in price of our common stock, purchasers who acquire shares from the selling stockholders may lose some or all of their investment.

Any significant downward pressure on the price of our common stock as the selling stockholders sell the shares of our common stock could encourage short sales by the selling stockholders or others. Any such short sales could place further downward pressure on the price of our common stock.

Because we do not intend to pay any dividends on our common stock, investors seeking dividend income or liquidity should not purchase shares of our common stock.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future. Investors seeking dividend income or liquidity should not invest in our common stock.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the NASD’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the “penny stock” rules promulgated by the SEC, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” on pages 8 to 13, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the offering made in this prospectus.

SECURITIES AND EXCHANGE COMMISSION’S PUBLIC REFERENCE

Any member of the public may read and copy any materials filed by us with the Securities and Exchange Commission (for the sake of clarity and conciseness, we will refer to the Securities and Exchange Commission as the SEC for the balance of this Registration Statement.) at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

THE OFFERING

This prospectus relates to the resale by certain selling stockholders of Destiny Media Technologies Inc. of up to 15,301,000 shares of our common stock in connection with the resale of:

  up to 5,400,000 shares of our common stock, representing those shares of our common stock that were sold as part of units to certain selling stockholders pursuant to the Securities Purchase Agreements entered into between the selling stockholders and our company in the February 26, 2007 Private Placement – see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement”;

  up to 5,400,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants that were sold as part of units to certain selling stockholders pursuant to the Securities Purchase Agreements entered into between the selling stockholders and our company in the February 26, 2007 Private Placement – see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement”;

  up to 20,000 shares of our common stock, representing those shares of our common stock that were issued as part of units to three selling stockholders as consideration for services provided as placement agents - see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement”;

  up to 20,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants that were issued as part of units to three selling stockholders as consideration for services provided as placement agents - see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement”;

  up to 361,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants issued to a selling stockholder as consideration for services provided as a placement agent - see “Description of the Agreements with Certain Selling Stockholders in the February 26, 2007 Private Placement.”;

  up to 950,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants issued to a selling stockholder as consideration for services provided;

  up to 400,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants issued to a selling stockholder as consideration for services provided;

  up to 500,000 shares of our common stock, representing those shares of our common stock issuable upon exercise of warrants issued to a selling stockholder as consideration for services provided;

  up to 1,750,000 shares of our common stock, representing those shares of our common stock issued as a result of exercise of warrants that were sold as part of units to a selling stockholder in February 2006;

  up to 250,000 shares of our common stock, representing shares of our common stock that were sold as part of units to certain selling stockholders in August 2006; and

  up to 250,000 shares of our common stock, representing shares of our common stock issuable upon exercise of warrants that were sold as part of units to certain selling stockholders in August 2006.

The selling stockholders may sell the shares of common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders.

USE OF PROCEEDS

The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. We may, however, receive proceeds upon exercise of the warrants to purchase shares of our common stock, if they are ever exercised, and these proceeds will be used for general working capital purposes. We will incur all costs associated with this Registration Statement and prospectus.

DETERMINATION OF OFFERING PRICE

This prospectus covers the resale by the selling stockholders named in this prospectus of up to 15,301,000 shares of our common stock. The selling stockholder may offer to sell the shares of our common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

DIVIDEND POLICY

We have not declared or paid any cash dividends since inception. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future. Although there are no restrictions that limit our ability to pay dividends on our common stock, we intend to retain future earnings for use in our operations and the expansion of our business.

SELLING STOCKHOLDERS

The selling stockholders may offer and sell, from time to time, any or all of the common stock issued. Because the selling stockholders may offer all or only some portion of the 15,301,000 shares of common stock to be registered, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling stockholders upon termination of the offering.

The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of July 17, 2007, and the number of shares of common stock covered by this prospectus. Other than the relationships described below, none of the selling stockholders had or have any material relationship with us. None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer to our knowledge.

Name of Selling Stockholder and Position, Office or Material Relationship with Destiny Media Technologies Inc.	Common Shares owned by the Selling Stockholder(2)	Common Shares issuable to the Selling Stockholder upon warrant exercise(2)	Total Shares to be Registered Pursuant to this Offering	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding(1)
				# of Shares	% of Class
Glacier Partners, LP.(3)	1,000,000	1,000,000	2,000,000	Nil(17)	Nil(17)
Sabre Value Fund (4)	1,500,000	1,500,000	3,000,000	Nil(17)	Nil(17)

Name of Selling Stockholder and Position, Office or Material Relationship with Destiny Media Technologies Inc.	Common Shares owned by the Selling Stockholder(2)	Common Shares issuable to the Selling Stockholder upon warrant exercise(2)	Total Shares to be Registered Pursuant to this Offering	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding(1)
				# of Shares	% of Class
Proximity Fund, LP(5)	1,500,000	1,500,000	3,000,000	Nil(17)	Nil(17)
Lexington Holdings Ltd.(6)	125,000	125,000	250,000	Nil(17)	Nil(17)
Scott Hudson(7)	25,000	25,000	50,000	Nil(17)	Nil(17)
Greg James(7)	25,000	25,000	50,000	Nil(17)	Nil(17)
Dave Summers(7)	25,000	25,000	50,000	Nil(17)	Nil(17)
Fred Vandenberg(8)	87,500	87,500	175,000	Nil(17)	Nil(17)
Marc Pederson(7)	50,000	50,000	100,000	Nil(17)	Nil(17)
Walter Scherm(7)	375,000	375,000	750,000	Nil(17)	Nil(17)
Global Equity Trading & Finance Ltd.(9)	2,050,000	300,000	2,350,000	Nil (17)	Nil (17)
John Gammack(7)	87,500	87,500	175,000	Nil(17)	Nil(17)
Dale Warren Peterson(7)	25,000	25,000	50,000	Nil(17)	Nil(17)
David Beers(7)	75,000	75,000	150,000	Nil(17)	Nil(17)
Axiom Capital Management, Inc. (10)(11)	0	64,788	64,788	Nil (17)	Nil (17)
Andrew Bales(10)	0	37,570	37,570	Nil(17)	Nil(17)
Kurt Bermond(12)	108,000	258,278	366,278	Nil(17)	Nil(17)
David Jordan(10)	0	97,181	97,181	Nil(17)	Nil(17)
Joel Magerman(10)	0	212,893	212,893	Nil(17)	Nil(17)
Volfi Mizrahi(13)	54,000	54,000	108,000	Nil(17)	Nil(17)
Barry Zelin(10)	0	97,181	97,181	Nil(17)	Nil(17)
BPC Group Holdings, LLC(14)	0	1,551,109	1,551,109	Nil(17)	Nil(17)
Aramar Capital Group, LLC(15)	108,000	108,000	216,000	Nil(17)	Nil(17)
James Tupper(16)	25,000	25,000	50,000	Nil(17)	Nil(17)
David Beers(16)	50,000	50,000	100,000	Nil(17)	Nil(17)
Coley Laffoon(16)	125,000	125,000	250,000	Nil(17)	Nil(17)
	7,420,000	7,881,000	15,301,000	Nil(17)	Nil(17)

(1)	Assumes all of the shares of common stock offered are sold. Based on 49,928,001 shares of common stock issued and outstanding on May 31, 2007.

(2)

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

(3)

The shares of common stock being registered for this selling stockholder were acquired by the selling stockholder in the February 26, 2007 Private Placement. Mr. Peter Castallanos exercises discretion over investment decisions for Glacier Partners, LP.

(4)

The shares of common stock being registered for this selling stockholder were acquired by the selling stockholder in the February 26, 2007 Private Placement. Mr. Aaron Edelheit exercises discretion over investment decisions for Sabre Value Fund.

(5)

The shares of common stock being registered for this selling stockholder were acquired by the selling stockholder in the February 26, 2007 Private Placement. Mr. Geoff Crosby exercises discretion over investment decisions for Proximity Fund, LP.

(6)

The shares of common stock being registered for this selling stockholder were acquired by the selling stockholder in the February 26, 2007 Private Placement. Mr. Eric Proppe exercises discretion over investment decisions for

Lexington Holdings Ltd.

(7)	The shares of common stock being registered for this selling stockholder were acquired by the selling stockholder in the February 26, 2007 Private Placement.

(8)

Mr. Vandenberg acquired 50,000 units, with each unit comprising one share of common stock and one warrant to purchase one share of common stock at $0.30 per share, in a private placement offering in August 2006; he acquired 37,500 units, with each unit comprising one share of common stock and one warrant to purchase one share of common stock at $0.50 per share, in the February 26, 2007 Private Placement. Mr. Vandenberg has recently been appointed as our Chief Financial Officer on July 16, 2007.

(9)

Global Equity Trading & Finance Ltd. acquired 1,750,000 shares as a result of exercise of warrants that were sold as part of units in a private placement offering in February 2006; Global Equity Trading & Finance Ltd. acquired 300,000 units, with each unit comprising one share of common stock and one warrant to purchase one share of common stock at $0.50 per share, in the February 26, 2007 Private Placement. Mr. Ingrid Millers exercises discretion over investment decisions for Global Equity Trading & Finance Ltd.

(10)

We issued to this selling stockholder warrants to purchase shares of our common stock as directed by Bryant Park Capital, Inc. under an agreement to act as exclusive financial advisor to provide strategic assistance and maximize shareholder value; and as Bryant Park Capital, Inc.’s partial compensation for acting as a placement agent in the February 26, 2007 Private Placement. Andrew Bales is an employee of Bryant Park Capital, Inc. Joe Magerman is an employee and majority shareholder of Bryant Park Capital, Inc. Axiom Capital Management, Inc., an NASD registered broker and dealer, was the finding agent in this transaction. There is no corporate relationship between Axiom Capital Management, Inc. and Bryant Park Capital, Inc.

(11)	Mr. Mark Martino exercises discretion over investment decisions for Axiom Capital Management, Inc.

(12)

Mr. Bermond acquired 100,000 units, with each unit comprising one share of common stock and one warrant to purchase one share of common stock at $0.50 per share, in the February 26, 2007 Private Placement. We also issued to Mr. Bermond 8,000 additional units as directed by Bryant Park Capital, Inc. as its partial compensation for acting as a placement agent in the February 26, 2007 Private Placement and 150,278 warrants to purchase shares of our common stock as directed by Bryant Park Capital, Inc. under an agreement to act as exclusive financial advisor to provide strategic assistance and maximize shareholder value; and as Bryant Park Capital, Inc.’s compensation for acting as a placement agent in the February 26, 2007 Private Placement. Kurt Bermond is an employee of Bryant Park Capital, Inc.

(13)

Mr. Mizrahi acquired 50,000 units, with each unit comprising one share of common stock and one warrant to purchase one share of common stock at $0.50 per share, in the February 26, 2007 Private Placement. We also issued to Mr. Mizrahi 4,000 additional units as directed by Bryant Park Capital, Inc. as its partial compensation for acting as a placement agent in the February 26, 2007 Private Placement. Volfi Mizrahi is an employee at Bryant Park Capital, Inc.

(14)

We issued to BPC Group Holdings, LLC these warrants to purchase shares of our common stock as directed by Bryant Park Capital, Inc. under an agreement to act as exclusive financial advisor to provide strategic assistance and maximize shareholder value; and as Bryant Park Capital, Inc.’s partial compensation for acting as a placement agent in the February 26, 2007 Private Placement. Mr. Joel Magerman exercises discretion over investment decisions for BPC Group Holdings LLC. BPC Group Holdings, LLC is the parent company of Bryant Park Capital, Inc.

(15)

Aramar Capital Group, LLC acquired 108,000 units, with each unit comprising one share of common stock and one warrant to purchase one share of common stock at $0.50 per share, in the February 26, 2007 Private Placement. Mr. Jeffrey Lehman, managing partner of Aramar Capital Group, LLC exercises discretion over investment decisions for Aramar Capital Group, LLC.

(16)

This selling stockholder acquired his units of our company’s securities, with each unit comprising one share of common stock and one warrant to purchase one share of common stock at $0.50 per share, in the February 26, 2007 Private Placement.

(17)	Indicates less than 1%.

We may require the selling stockholder to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related Registration Statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  a combination of any such methods of sale; or

  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect, (ii) two years after this prospectus has been declared effective or (iii) if so requested by a majority of the selling stockholders, all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect, provided that the selling stockholders so requesting agree to pay all reasonable expenses incurred by our company to continue the effectiveness of this prospectus. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF THE AGREEMENTS WITH CERTAIN SELLING STOCKHOLDERS
IN THE FEBRUARY 26, 2007 PRIVATE PLACEMENT

On February 26, 2007, we completed a private placement offering with a group of investors who subscribed for units of our securities pursuant to the Securities Purchase Agreement entered into between our company and these investors. We are registering in this prospectus those shares of our common stock already issued and issuable upon exercise of warrants sold as part of the units subscribed by these investors to satisfy our obligations to the investors who participated in this February 26, 2007 Private Placement.

Under the Securities Purchase Agreement between our company and those selling stockholders who participated in the February 26, 2007 Private Placement, the selling stockholders collectively purchased 5,400,000 units of our securities at the price of $0.40 per unit, with each unit comprising one share of our common stock and one common stock purchase warrant with an exercise price of $0.50 per share for a period of 5 years.

As part of the February 26, 2007 Private Placement, we also entered into a Registration Rights Agreement with the selling stockholders. Pursuant to this Registration Rights Agreement, we are obligated to use our best efforts to register under the Securities Act the shares of our common stock held by the selling stockholders who purchased our common stock under the Securities Purchase Agreement, including those shares of our common stock issuable upon exercise of the warrants. We are obligated to file a Registration Statement to register such shares of common stock within 90 days of our entering into the Registration Rights Agreement on February 26, 2007. If we fail to file a Registration Statement to register the shares of common stock within the time period prescribed in the Registration Rights Agreement, we will have to pay an amount in cash, as partial liquidated damages, equal to 1.0% of the aggregate purchase price paid by the selling stockholders on the first date we fail to file a Registration Statement as required and on each monthly anniversary of that date until we file the Registration Statement or we have paid in total 24% of the aggregate purchase price paid by the selling stockholders.

We are also obligated to use our best efforts to keep the Registration Statement of which this prospectus forms a part effective for a period of two years. Also if the majority of the selling stockholders request, we will use our best efforts to keep such Registration Statement continuously effective after the two year period until all shares offered in this prospectus have been sold or may be sold without volume restrictions pursuant to Rule 144(K), provided that the selling stockholders so requesting agree to pay all reasonable expenses incurred by our company to continue the effectiveness of this Registration Statement.

We also committed to register the 20,000 units of our securities issued to three selling stockholders as consideration for their services to our company as the placement agents for the February 26, 2007 Private Placement. Each of the 20,000 units of such securities comprises of one share of our common stock and one common stock purchase warrant with an exercise price of $0.50 per share for a period of 5 years.

Finally, we also committed to register the 361,000 shares of our common stock issuable upon exercise of the warrants issued to a selling stockholder as consideration for its service as the private placement agent for the February 26, 2007 Private Placement. Those stock purchase warrants have an exercise price of $0.50 per share for a period of 5 years.

Reference is made to the form of Securities Purchase Agreement, the form of the Registration Rights Agreement and the form of Warrant that are filed as exhibits to the Registration Statement for more complete descriptions of the complex provisions that are summarized under this caption.

DESCRIPTION OF THE ADDITIONAL SECURITIES REGISTERED

In addition to those securities of our company we agreed to register pursuant to the Registration Rights Agreement we entered into with those selling stockholders who participated in the February 26, 2007 Private Placement, we are also registering the following securities:

  1,750,000 shares of our common stock issued as a result of exercise of warrants that were sold as part of units to a selling stockholder in February 2006;

  250,000 shares of our common stock that were sold as part of units to certain selling stockholders in August 2006; and

  250,000 shares of our common stock issuable upon exercise of warrants that were sold as part of units to certain selling stockholders in August 2006.

The selling stockholders holding the above mentioned securities all acquired those securities in private placement offerings conducted by our company in February and August of 2006 respectively. We are not subject to any obligation to register the above mentioned securities for resale by these selling stockholders and we are registering these securities on a voluntary basis.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Transfer Online, Inc, 317 SW Alder Street, 2nd Floor, Portland, OR 97204. Telephone: (503) 227-2950.

LEGAL PROCEEDINGS

On March 7, 2006 we filed a Statement of Claim in the Federal Court of Canada against Musicrypt Inc. to assert that our MPE system, as marketed under Promo Only MPE, does not infringe on Canadian Patent No. 2,407,774, owned by Musicrypt, Inc. The action commenced by us also seeks a declaration that this patent is invalid. On June 7, 2006, Destiny’s counsel received a statement of defense and counterclaim from the defendants. The statement of defense includes a counterclaim, requesting specified damages or audited Canadian profits from the Promo Only MPE system if it is offered in Canada. Management believes the counterclaim is without merit and does not believe that the outcome of this matter will have an adverse impact on its result of operations and financial condition.

On December 19, 2006 the company filed a consent motion with the Federal Court requesting a bifurcation of the issues included in the action by Destiny against Musicrypt Inc. If granted, the issues of infringement and validity of Canadian Patent No. 2,407,774 raised in the claim will be addressed prior to the issue of damages raised in the counterclaim.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, positions and ages of our executive officers and directors. All our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify or until the director resigns or is removed in accordance with our bylaws. We don’t have a classified board of directors. The board of directors elects officers and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

Name	Position Held with the Company	Age	Date First Elected or Appointed
Steven Vestergaard	President, Chief Executive Officer, Chief Financial Officer and Director	40	January 1999
Fred Vandeberg	Chief Financial Officer	39	July 16, 2007
Edward Kolic	Corporate Secretary and Director	45	February 1999
Lawrence J. Langs	Director	45	November 2000
Yoshitaro Kumagai	Director	60	August 2001
Wayne Koshman(1)	Director	44	May 2002

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years:

Steven Vestergaard. Mr. Vestergaard is our President, Chief Executive Officer and is one of our directors. Mr. Vestergaard has been our Chief Executive Officer from May 1999, when we began negotiations to purchase our operating subsidiary, Destiny Software, from Mr. Vestergaard, to January 2001 and then again from February 2002 to present. Mr. Vestergaard’s responsibilities include overall management of our business and coordinating strategy, planning, and product development. Mr. Vestergaard started Destiny Software as a private company owned by Mr. Vestergaard in 1991 and developed its business through to 1999 when it was acquired by us. At Destiny Software, Mr. Vestergaard was responsible for overall business management and supervision of the development of computer games. During this period, Destiny Software was successful in the production of a dozen successful video games, including Blood Bowl, Creepers and Dark Seed II, for major publishers, including Microleague, Sony and MGM. In addition, Destiny Software completed work under contract for innovative computer software projects, including the development of the prototype for the first Internet casino and a high performance HTTP server/ client test software suite for use in the development of a proprietary web page caching machine. Mr. Vestergaard has been involved in the software development industry since 1982 when he founded a private company called Tronic Software. Tronic Software was a developer of computer games which were sold by mail order. In 1990 he became employed as a software engineer by Distinctive Software Inc., a company that later changed its name to Electronic Arts Canada, where he was involved in developing game products. Mr. Vestergaard holds an International Baccalaureate Degree and a Bachelor of Science Degree in Computer Science from the University of British Columbia.

Fred Vandenberg, B. Comm. MBA, CA Mr. Vandenberg is our Chief Financial Officer. Mr. Vandenberg’s core responsibilities include leading the accounting, treasury, strategic planning, financial controls and financial reporting functions of our company. With over 14 years of public accounting experience, Mr. Vandenberg brings a wealth of experience in tax, financial reporting and mergers and acquisitions. Mr. Vandenberg completed the Canadian Institute of Chartered Accountants’ “In-depth” taxation program while with Ernst & Young in 1998. Mr. Vandenberg holds a Bachelor of Commerce degree and a Master of Business Administration (Finance) from McMaster University and a Chartered Accountant designation.

Edward Kolic. Mr. Edward Kolic has been one of our directors since February 1999 and is our secretary. Mr. Kolic served as our chief operating officer from February 1999 to October 2001 during which time he was responsible for our overall product strategy and development of our core technologies. Mr. Kolic currently consults to senior management of companies developing Internet media technologies and distributing digital content. Mr. Kolic has served as our secretary since February 1999. From 1997 until June of 1999, Mr. Kolic was the president of WonderFall Productions Inc., a computer game development company built by Mr. Kolic and which we purchased in June 1999. From 1993 until 1997, Mr. Kolic was a partner in a private company called Jacqueline Conoir Designs Ltd. which is a fashion design house. At Jacqueline Conoir Designs Ltd., Mr. Kolic was general manager and vice-president of marketing and developed all of the marketing, communications and image strategies for the company. From 1988 until 1995, Mr. Kolic was employed as the president of Target Canada Production Ltd., a company engaged in the development and distribution of educational video resources to the North American schools market. His experience includes the production of documentary television, educational and information programming for the Canadian Educational Television Networks, large screen interactive presentation media for international conferences and a range of communication programs for corporate, government and institutional clients.

Lawrence J. Langs. Mr. Langs has been one of our directors since November 2000. Mr. Langs most recently worked as vice-president of business development at MP3.com. Prior to MP3.com, Mr. Langs had a variety of experience as a technology and entertainment lawyer and a senior management consultant as well as a technology advocate. Mr. Langs worked with his associates at Interactive Media Consulting as legal and business counsel exclusively to clients in the interactive media industry since 1991. Projects undertaken by Mr. Langs included joint ventures, mergers and acquisitions, corporate structuring, intellectual property, licensing and royalties, venture funding and finance. From 1995 to 1996, Mr. Langs was acting business development manager for the New Media Division of Sybase, where he was involved with strategic interactive television initiatives and with developing and executing strategic relationships with Internet companies. Prior experience also includes several years as an Investment Banker for Chemical Bank in New York, and as a Senior Strategic Consultant for Arthur D. Little in Boston. Mr. Langs holds a Juris Doctorate from Boston University School of Law, and a Master's Degree in Finance and Management of Technology from the Sloan School of Management at M.I.T. Mr. Langs is a member of the New York Bar.

Yoshitaro Kumagai. Mr. Kumagai was appointed as one of our directors in August of 2001. Mr. Kumagai is a highly respected executive in the high-technology industry with over twenty years of experience in the electronics and consumer fields. Mr. Kumagai is currently the interim chief executive officer of Display Research Laboratories, a company involved in the development of organic flat panel display technologies. Mr. Kumagai was the interim chief executive officer and president of Onna.com, a company engaged in the development of a Japanese portal web site targeted at Japanese women, from 1999 to 2001 when the business was acquired in an acquisition. Mr. Kumagai was the chairman and chief executive officer of Vivitar Corporation from 1997 to 1999. Vivitar is a global consumer electronics corporation. Mr. Kumagai was responsible for the management of global operations throughout the United States, Europe and Asia. Mr. Kumagai was an advisor and a corporate director of Plaza Create Ltd., a Japanese company engaged in franchising an innovative photograph processing store chain, from 1995 to 1999. Mr. Kumagai has also held key management positions in the following companies: IDEC Corporation (from 1991 to 1993), the Mead Corporation (from 1984 to 1991) and the Singer Company (from 1981 to 1986). Mr. Kumagai holds a bachelor of science degree from Georgia State University and a BSME from Hosei University in Tokyo, Japan.

Wayne Koshman. Mr. Koshman was appointed as one of our directors on May 29, 2002. Mr. Koshman has been a director and the chief executive officer of Terrawest Management Inc., a company engaged in mining and exploration in China, from June 2002 to present. Mr. Koshman was the director of GIS Technologies, a company engaged in the development of smartcard technology, from November 2000 to March 2002. Mr. Koshman was a project consultant for Zaatec Technologies Inc., a Japanese hard disk technology firm, from March 1999 to April 2000. Mr. Koshman was the head of corporate development for international sales for Moduline Industries Ltd., a subsidiary of Champion Industries, a large home manufacturer, from March 1998 to June 1999. Mr. Koshman was the international sales manager for Asia for Nortec Design group from November 1996 to February 1998. Mr.

Koshman is a founder of Skytech Bio Conversion Inc., a biotechnology company working with the National Research Council of Canada and the University of British Columbia on phase one trials of microbial technology for treating organic solids.

COMPENSATION OF DIRECTORS

We do not compensate our directors for acting on our board of directors. Our directors are reimbursed for reasonable out-of-pocket expenses in connection with attendance at board of director and committee meetings. In addition, our directors are eligible for grants of options to purchase shares of our common stock at the discretion of our board of directors.

FAMILY RELATIONSHIPS

There are no family relationships among our officers and directors.

INDEPENDENT DIRECTORS

Messrs. Kolic, Langs, Kumagai and Koshman are our independent directors. We have determined that Messrs. Kolic, Langs, Kumagai and Koshman are our independent directors based on Rule 4200(a)(14) of the NASD Rules.

AUDIT COMMITTEE

Our audit committee consists of Mr. Steven Vestergaard, our chief executive officer, Mr. Edward Kolic, our secretary and Mr. Wayne Koshman, one of our directors. We anticipate modifying our audit committee during the current fiscal year in order to ensure that all members of our audit committee are independent members of our board of directors. In addition, we currently do not have a financial expert on the audit committee.

OTHER COMMITTEES

Other than our audit committee, we do not have other separately designated committees, such as nominating or compensation committees. Our entire board of directors perform the functions of nominating and compensation committees.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of July 17, 2007 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Common Stock	Steven Vestergaard President, Chief Executive Officer and Director c/o 1040-1055 West Hastings St. Vancouver, BC V6E 2E9	10,454,655	20.94%
Common Stock	Fred Vandenberg Chief Financial Officer c/o 1040-1055 West Hastings St. Vancouver, BC V6E 2E9	615,000(3)	1.23%
Common Stock	Edward Kolic Secretary, Director c/o 1040-1055 West Hastings St. Vancouver, BC V6E 2E9	311,300(4)	0.62%
Common Stock	Lawrence J. Langs Director c/o 1040-1055 West Hastings St. Vancouver, BC V6E 2E9	150,000(5)	0.30%
Common Stock	Yoshitaro Kumagai Director c/o 1040-1055 West Hastings St. Vancouver, BC V6E 2E9	225,000(6)	0.45%
Common Stock	Wayne Koshman Director c/o 1040-1055 West Hastings St. Vancouver, BC V6E 2E9	355,000(7)	0.71%
Common Stock	Sabre Value Fund 2019A State Street Santa Barbara, CA 93105	3,000,000(8)	6.01%
Common Stock	Proximity Fund, LP 1 Montgomery St., Suite 3300 San Francisco, CA 94104	3,000,000(9)	6.01%
Common Stock	All Officers and Directors as a Group (5 Persons)	11,960,955	23.96%

(1)

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants, and convertible preferred stock currently exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

(2)	Based on 49,928,001 shares of our common stock issued and outstanding as of May 31, 2007.

(3)	Consists of 277,500 shares held by Mr. Vandenberg, 37,500 shares that are immediately acquirable upon the exercise of warrants held by Mr. Vandenberg and 300,000 shares that are immediately acquirable upon the exercise of options held by Mr. Vandenberg within sixty (60) days.

(4)	Consists of 161,300 shares held by Mr. Kolic and 150,000 shares that are immediately acquirable upon the exercise of stock options held by Mr. Kolic within sixty (60) days.

(5)	Consists of 150,000 shares that are immediately acquirable upon the exercise of stock options held by Mr. Langs within sixty (60) days.

(6)	Consists of 100,000 shares held by Mr. Kumagai and 125,000 shares that are immediately acquirable upon the exercise of stock options held by Mr. Kumagai within sixty (60).

(7)	Consists of 205,000 shares held by Mr. Koshman and 150,000 shares that are immediately acquirable upon the exercise of stock options held by Mr. Koshman within sixty (60) days.

(8)

Consists of 1,500,000 shares held by Sabre Value Fund and 1,500,000 shares that are immediately acquirable upon the exercise of exercise of warrants held by Sabre Value Fund, which are exercisable within sixty (60) days.

(9)

Consists of 1,500,000 shares held by Proximity Fund, LP and 1,500,000 shares that are immediately acquirable upon the exercise of exercise of warrants held by Proximity Fund LP, which are exercisable within sixty (60) days.

Changes in Control

We are unaware of any contract, or other arrangement or provision of our Certificate of Incorporation or Bylaws, the operation of which may at a subsequent date result in a change of control of our company.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 100,000,000 shares of common stock with a par value of $0.001 per share. We have 49,928,001 shares of common stock issued and outstanding at May 31, 2007.

All shares of our common stock are equal to each other, and when issued, are fully paid and non-assessable, and the private property of shareholders who are not liable for corporate debts. Each holder of a share of common stock of record has one vote for each share of stock outstanding in his name on the books of our company and shall be entitled to vote said stock.

Our common stock will be issued for such consideration as shall be fixed from time to time by the board of directors. In the absence of fraud, the judgment of the directors as to the value of any property or services received in full or partial payment for shares will be conclusive. When shares are issued upon payment of the consideration fixed by the board of directors, such shares will be taken to be fully paid stock and will be non-assessable.

Except as may otherwise be provided by the board of directors, holders of shares of stock of our company will have no preemptive right to purchase, subscribe for or otherwise acquire shares of stock of our company, rights, warrants or options to purchase stocks or securities of any kind convertible into stock of our company.

Dividends in cash, property or shares of our company may be paid, as and when declared by the board of directors, out of funds of our company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of our company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of our company will be distributed, either in cash or in kind, pro-rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The board of directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of our company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting will not be allowed in the election of directors of our company and every shareholder entitled to vote at such election will have the right to vote the number of shares owned by him for as many persons as there are directors to be elected, and for whose election he has a right to vote.

When, with respect to any action to be taken by the shareholders of our company, the Colorado Corporation Code requires the vote or concurrence of the holders of two-thirds of the outstanding shares entitled to vote thereon, or of any class or series, any and every such action shall be taken, notwithstanding such requirements of the Colorado Corporation Code, by the vote or concurrence of the holders of a majority of the outstanding shares entitled to vote thereon, or of any class or series.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents, subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

EXPERTS

The consolidated financial statements of Destiny Media Technologies Inc. at August 31, 2006 and 2005, and for each of the two years in the period ended August 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company’s ability to continue as a going concern as described in note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our articles of incorporation provide that we shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of our company against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at our request. We shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.

The Bylaws of our company provide that we shall indemnify any officer and director against reasonably incurred expenses (including attorneys’ fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined in accordance with the Bylaws of our company that he conducted himself in good faith and that he reasonably believed (i) in the case of conduct in his official capacity with our company, that his conduct was in our best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to our best interest, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful.

No indemnification shall be made under our Bylaws to an officer or director with respect to any claim, issue or matter in connection with a proceeding by or in the right of a corporation in which the officer or director was adjudged liable to the corporation or in connection with any proceeding charging the officer or director derived an improper personal benefit, whether or not involving action in an official capacity, in which he was adjudged liable on the basis that he derived an improper personal benefit. Further, indemnification under the Bylaws in connection with a proceeding brought by or in the right of our company shall be limited to reasonable expenses, including attorney’s fees, incurred in connection with the proceeding.

The Bylaws also provide that we shall indemnify any officer or director who was wholly successful, on the merits or otherwise, in defense of any action, suit, or proceeding as to which he was entitled to indemnification under the Bylaws against expenses (including attorneys’ fees) reasonably incurred by him in connection with the proceeding without the necessity of any action by us other than the determination in good faith that the defense has been wholly successful.

The Bylaws of our company provide that we shall indemnify any officer and director against reasonably incurred expenses (including attorneys’ fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined in accordance with the Bylaws of our company that he conducted himself in good faith and that he reasonably believed (i) in the case of conduct in his official capacity with our company, that his conduct was in our best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to our best interest, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company under Delaware law or otherwise, our company has been advised that the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Overview and Corporate History

We are in the business of development and marketing of digital software tools for providing media content on the Internet. We were incorporated under the law of the State of Colorado under the name of “Euro Industries Ltd.” in August 1998. On October 12, 1999, we changed our name to Destiny Media Technologies Inc.

We own 100% of the issued and outstanding shares of Destiny Software Productions, Inc., a company incorporated under the laws of the Province of British Columbia in 1992. We carry out our business operations primarily through Destiny Software Productions, Inc. As used in this Prospectus, the terms “we”, “us”, “our”, and “Destiny” mean Destiny Media Technologies Inc. and our wholly-owned subsidiary, Destiny Software Productions, Inc. unless otherwise indicated.

Our current CEO, Steve Vestergaard, first started business operations in software development as a private partnership in January 1991. This business was sold to Destiny Software Productions, Inc. the following year. Subsequently, Destiny Software Productions, Inc. developed a dozen video games, marketing and branding them through outside publishing companies. In 1995, Destiny Software Productions, Inc. began developing various Internet technologies, releasing the Radio Destiny Internet radio broadcasting software in May 1996. Finally, Destiny Media Technologies, Inc. acquired Destiny Software Productions, Inc. from Mr. Vestergaard in 1999.

Our principal executive office is located at #1040-1055 West Hastings Street, Vancouver, British Columbia V6E 2E9. Our telephone number is (604) 609-7736 and our facsimile number is (604) 609-0611. Our corporate website is located on the Internet at http://www.dsny.com.

Shares of our common stock are quoted on the OTC Bulletin board under the symbol “DSNY” and traded on the Berlin exchange in Germany under the symbol “DME”.

Business Development

Currently, we are in the business of developing and marketing digital software tools for providing media content on the Internet.

Generally, there are two main ways that media content can be accessed by users:

1.

“streaming media”: through technologies such as television or radio allowing users to experience the content as it is broadcast. The analogous technique on the Internet is to “stream” the media to the users.

2.

“secured media distribution”: consumers can own content which they can experience at any time. For example, they may buy a music CD or a DVD. The analogous process on the Internet is to securely download the content from a remote site to a local hard drive.

We have developed our own branded solutions to facilitate both “streaming media” and “secure media distribution” to allow users to access media contents on the Internet.

1. Streaming Media Solutions

A) Clipstream™

The Clipstream™ suite of streaming media products are built around Sun Java, so they play instantly when a web page loads or an email opens. Clipstream™ reliably reaches more viewers on more operating systems than other solutions and it has a high level of security. Because it is compatible with standards based web servers and caching infrastructure, it is uniquely easy to deploy, it uses up to 90% less bandwidth than competing solutions and it plays more reliably. Clipstream™ is available in on demand and live versions.

Clipstream™ is a mature product suite that is typically licensed to media content owners. Research and Development efforts on Clipstream™ are focused on expanding the potential customer applications and improving the quality of the compression codecs. During the fiscal year ending 2006, we released a Japanese language version, a stand alone audio-mail server that facilitates automated encoding of telephone calls and a new remote TV tuner to facilitate remote viewing of IP TV signals. We also released a new high quality audio codec during the 2006 fiscal year. A new high end video codec (Clipstream 3) was released February 22, 2007.

B) Radio Destiny

Radio Destiny allows consumers to start their own Internet based radio station from their PC. Content is automatically aggregated on our site: http://www.stationdirectory.com

We are also developing a social network based around real time audio and video broadcasting based on Radio Destiny and Clipstream™ Live Video which we expect to launch in spring 2007.

2. Secure Media Distribution Solutions

Our proprietary security system, called MPE™, is a security system for protecting the movement of digital content through the Internet. It also incorporates a proprietary watermarking technology that encodes a signal into audio that identifies the user that created it. The technology is unique in that the watermarking can not be heard, it can be applied in near real time and it survives filtering, analogue duplication and compression. This watermarking technology was developed and released this year and a provisional patent has been filed in the United States.

Two products are based on the MPE™ security engine:

A) Play MPE™ System

In October 2004, we launched a complete solution for assisting record labels in securely moving content to trusted third parties, including radio stations on a pilot basis. As of February 2007, we have delivered over 34,000 songs, representing over 36 million transactions. We are transitioning various record labels from a low fixed monthly cost to full transactional fee based contracts. Effective March 1, 2007, we have agreed to a transactional fee based contract with Universal Music Group.

The system recognizes authorized computers and content is received in an encrypted secure form. If the content owner allows export, the system embeds a tracking signature or watermark into the music that identifies that user. The watermark survives compression and duplication to analog devices.

The system consists of servers at two hosting facilities, encoding tools, list management tools, a Mac and PC player application and custom database applications. To utilize the system the following steps occur:

i)	A record label initiates a “send” with the encoder tool of the MPE™ system,
ii)	Optional email alert can be sent to the recipient(s),
iii)	The song will become available on the recipient’s desktop, and
iv)	The system automatically generates an invoice in accordance with the relevant agreement.

B) PODDS.CA

We have developed our own “iTunes” style online store application and accompanying server and encoder software. Users can securely purchase digital music directly from a player application which they download to their computer. We expect to license this software to third parties that want to offer digital audio content for sale.

We have licensed catalogue music from all four major record labels that we are selling to commercial users and digital jukeboxes using our download service.

These technologies rely on proprietary algorithms, compression and watermarking technologies that were developed internally.

Our Products

Clipstream™ Suite

We have developed a suite of four distinct software products that incorporate our Clipstream™ technology and are marketed under our Clipstream™ brand name:

1.	Clipstream ™ Audio (http://www.streaming-audio.com)
Software for embedding pre-recorded streaming audio into web pages and emails.

2.	Clipstream™ Video (http://www.clipstream.com)
Software for embedding pre-recorded streaming video into web pages and emails.

3.	Clipstream™ Live (http://live.clipstream.com)
Software for broadcasting live audio or video streams and for remotely accessing TV signals.

4.	Clipstream™ Audiomail (http://www.audio-mail.com)
Server system for automatically converting a telephone based recording into streaming audio content.

Each of our Clipstream™ products is fully developed and is commercially available through our web site at: http://www.clipstream.com. Our Clipstream™ products have been commercially available since 1999.

Clipstream™ enables users to experience Internet audio and video directly inside an email or web page. Competing technologies require users to download, install and configure a player. Users that haven’t downloaded the player can’t access the content. Because the Clipstream™ player is a Java applet and because Java is natively supported by most email and web browser clients, Clipstream ™ content will play instantly for 98% of the audience. The content will play directly within an email or web page rather than in a separate window. This makes Clipstream™ uniquely well suited for applications where reach is important. For example, media companies can take video content intended for television and repurpose it in web pages and emails and market research companies can get a much higher response rate.

Content is converted into the proprietary Clipstream™ compression format using the Clipstream™ encoder software which we provide for free. The content owner purchases a code key from us that enables the content to play. Code keys are limited to a period of time.

Our software applications will work on most Java based computers, set top boxes and wireless devices which have enough CPU and memory to play back the content. In addition, our Clipstream™ software enables streaming media to be delivered to users regardless of the operating system of the user’s computer. We will adapt Clipstream™ in the spring of 2007 to work on devices such as cell phones that currently don’t have the resources to play back content in our format.

Our Clipstream™ software products incorporate the following features that we believe give our products advantages over products offered by competitors:

1.

Web pages, e-mails, banner advertisements and other Internet applications that incorporate our Clipstream™ software enable users to play the media instantly without the requirement of an additional player program.

2.	Our customers are able to achieve up to a 90% reduction on bandwidth costs for streaming delivered using our products versus competing streaming solutions.

3.	The Clipstream™ software enables streaming through firewalls and proxies that may block competing streaming solutions.

4.	The Clipstream™ software is compatible with database protocols and non-personal computer devices such as PDA’s, wireless and set top boxes that support Java.

5.	The look and feel can be tightly integrated into a web page and most aspects of the engine can be accessed via Javascript.

6.

Our customers do not require a server to deliver pre-recorded media content. Customers can simply use our encoder software to convert their media content into our Clipstream™ format and upload it to their web site with the accompanying applet.

7.

We have developed our Clipstream™ software to be as scaleable as possible. A video or audio clip encoded in Clipstream™ is treated like any other element in the web page. It can be served by a standard HTTP server, cache or proxy and can pass seamlessly through a firewall.

8.

Corporate environments using our Clipstream™ software have an advantage over player-based solutions as management information systems staff do not have to ensure that players are correctly installed on each machine in their corporate network in order for users to receive audio and video streaming media.

9.	Clipstream™ content can be locked to a particular website, protecting content owners from piracy. Video content can be watermarked and is not downloadable, even with screen scraper programs.

Radio Destiny Broadcaster and Destiny Media Player

The Radio Destiny Broadcaster software enables customers to broadcast a professional Internet radio station from the customer’s personal computer. The customer may broadcast live or from a playlist created by the customer. The only hardware required is a personal computer equipped with a sound card and a reliable Internet connection. When broadcasting in the live mode, the customer simply puts their audio signal into the input of their sound card, configures the options and clicks 'start broadcast' on the Radio Destiny Broadcaster software. When broadcasting in script mode, the customer pre-records a set of audio files, and then specifies a schedule for play back. The customer could spend a couple of hours setting up the broadcasting schedule for the week, then the Radio Destiny Broadcaster software will broadcast the content 24 hours per day, 7 days per week. When deployed, the customer’s

Internet radio station is automatically added to the directory of stations at our Radio Destiny web portal. Listeners can receive a Radio Destiny Internet radio broadcast using our Destiny Media Player™. The Radio Destiny Broadcaster software has been designed to be consumer friendly and is easy to use.

Our Radio Destiny software has been commercially available since 1996.

Our Destiny Media Player™ software product is a combination MP3/Music player and radio receiver that can be installed on a user’s personal computer. This software features a radio mode and a music mode. In the radio mode, a user is able to listen to radio broadcasts from any of stations on the RadioDestiny Broadcast Network™. The Destiny Media Player™ features a live directory of stations with direct e-mail and web links to these broadcasters. In the MP3 mode, a user can play MP3 files directly from the user’s library of MP3 files. The Destiny Media Player™ automatically scans the user’s hard drive for existing music files and creates an MP3 library for access by the Destiny Media Player™. The Destiny Media Player™ also features a list of MP3 web sites that allows a user to easily click a link to access MP3 sources. The Destiny Media Player™ also supports playback of streaming MP3’s, .wav and midi files, as well as music CDs. The Destiny Media Player™ is a small, yet powerful, application and can be downloaded from the Internet and can be installed by a user within two minutes. More information on the Radio Destiny Broadcaster and Destiny Media Player at http://www.radiodestiny.com and http://www.stationdirectory.com.

MPE™

MPE™ is a software engine for encapsulating, protecting and marking digital content. The system recognizes attributes of the user computer to uniquely identify it. Content intended for that user is encrypted to lock playback to that particular machine only. Various media files are combined together into a single package. If the content owner allows the media package to be exported into an unlocked common file format, then the media is marked with a proprietary digital watermark that identifies the user and machine responsible for the export. This mark survives even if the file is compressed or converted to an analogue format.

Destiny operates MPE™ services based on the various encoder, player and server modules. The main server facility is offsite and consists of multiple redundant 1 gigabit / second connections to the Internet backbone. The secondary backup facility is onsite at Destiny’s offices and consists of a 100 megabit / second connection to the Internet.

Two products have been developed using the MPE™ engine. The first, the Play MPE™ music pre-release service is currently being used by major label groups. The second, the MPE™ online store service is being used for a service marketed as PODDS.CA.

Both products have been built out for music, but the basic software engines are compatible with any media type, such as video, documents, software, etc.

1. Play MPE™ Service

The Play MPE™ system enables a content owner to securely move content through the Internet to a trusted end user.

The content owner uses our encoder tool to manage lists of potential recipients. Because sub labels are often operated to compete with one another, list security is important, even within the same company. An extensive system has been built to manage lists and to interact with partner lists, such as the customers at Mediabase.

Music labels can access the original content from CDs, from the local hard drive or from a LAN based music repository. They check off the recipients from the list management system and whether the system should send an email by preview. They set rights for the users, including whether the user has to play the song on the recipient computer or can it be exported to a portable device. They set the times for any previews to go out and when the song should show up in the system.

When the song is released, it is automatically encoded in a preview format and a high quality compressed format. The compressed format retains all of the audio fidelity of the original in a fraction of the file size. The system achieves this by allocating bits on a variable basis, so that if a song gets busy, it allocates more bits, but when the song becomes less complex, fewer bits are required.

The compressed file is then sent to our server with the attached song data and artwork, where it resides in a database.

If this is the first time a user has been serviced with a song, the system will automatically send an email invitation with instructions to download our player software.

Users can configure their experience with the system; including merging various email accounts into a single ID and setting email preferences. At the user’s request, email previews can be restricted to one per day, week or month in the form of a digest. Otherwise, if a preview is selected by the label, an email will automatically go out at the specified date and time alerting the recipient of a new song. This email preview can feature a Clipstream™ stream of the song embedded directly in the email, album cover graphics, promotional materials and instructions for accessing the song.

When the recipient launches the player, they are presented with a list of label logos that have made songs available to them. The order of the icons is dependent on the order that the user was serviced with new music.

Under each label, they see the tracks that are available for them on our server. From this screen, they can listen to a high quality stream, look at album graphics and promotional information, provide feedback to the label or download the song locally to their machine.

Songs are downloaded in the background using our download manager and each song is encrypted securely with a key generated based on a fingerprint of that particular authorized computer. If the song is passed on to another computer, it will not play.

If the user has “export rights”, they can drag the song into a playlist which they can burn to CD using our integrated low level CD burning software or export directly into the standard digital software systems used at radio stations. As the song is exported, we embed our proprietary digital watermark into the song.

The watermark is a technology we developed which alters the music into a subtle way that embeds the ID of the user who created the exported file. If the song is copied, the labels can tell who made the first copy.

The recipient’s interaction with the song is monitored, providing valuable data reporting back to the label.

2. MPE™ Online Store Software

We have developed online player software that facilitates integrated previewing, purchase and playback of music directly from the player, without using a third party browser. Users can quickly click from song to song to preview music samples and access information about the songs and artists, all directly from within the player.

This “iTunes” style application supports high quality playback in an encrypted format directly from the player. Alternatively, the user can export the songs according to content owners’ permissions into standards based formats. When this occurs, a digital watermark is incorporated into the song, identifying the user that made the first unencrypted copy. The software also supports integrated burning of the song to a CD, in which case the watermark is embedded into the CD data.

The system consists of a number of software components, including server software modules, encoder modules, reporting modules and the player application.

We launched an online music service, initially in Canada, branded as the PODDS.CA. This service is licensed through the Audio Video Licensing Association and the major labels in Canada to sell music to commercial users.

The system has been integrated into a digital jukebox system and music is currently being sold to remote jukeboxes, DJ’s and club owners.

Promo Only secures the rights to the music which is sold to their customers using our technology.

More information on our MPE™ software engine and its related products can be found at the following websites: http://www.destinympe.com, http://www.promoonlympe.com, and http://www.podds.ca.

Our Targeted Markets

Clipstream™ Audio and Video

Clipstream™ Audio and Video on demand offer compelling advantages to anyone with video content they want to put on the Internet. Clipstream™ uses up to 90% less bandwidth because of our support for caching and we reach significantly more users as there is no player to download or configure. Finally, the security Clipstream™ provides to content owners protects them from piracy.

Although any owner of video content is a potential Clipstream™ customer, we tend to target the customers that most benefit from our core advantages.

These customers include:

1. Advertisers

Since an advertiser typically pays the web portal based on the number of times the advertisement is displayed, it is important to the advertiser that that user is technically able to see the advertisement. Web portal owners don’t want their users being requested to install a player every time the ad is shown, so they like that Clipstream™ natively plays 98% of the time without any action on the part of the web visitor. Ad usage tends to be high volume, so our bandwidth savings because of caching can represent a significant savings to the advertiser.

2. Market Research Companies

Market research companies will often test market video content that they don’t want widely viewed. They appreciate that Clipstream™ content is more difficult to pirate as it can be locked to a particular host site. It is costly for them to identify people to answer video surveys, so the higher play rate means that more of those users will see the content without outside technical assistance.

3. Web Portals

Websites with a lot of video or audio content appreciate that the Clipstream™ encoding process can be automated in a batch process through our command line interface. It is common for these sites to host on a distributed caching network such as Akamai or Speedera. Clipstream™ content can be uploaded to these networks without requiring the dedicated streaming server infrastructure and expertise required by competing systems.

4. Distance Learning

Clipstream™ has dozens of parameters that allows extensive customization to the video playback. In addition, the video applet is able to communicate with other components on the web page using Javascript. Finally, Clipstream™ content can be stored directly in a web database instead of in a remote streaming server. These combinations of features make it easy for educators to create interactive presentations where different snippets of video are streamed together depending on the user’s interactions. This results in a customized experience for each user. Besides traditional distance learning, there is demand for product video manuals and corporate training.

5. Email Marketing

Destiny has developed a “send to a friend” feature that allows marketers to send video content, such as movie trailers or product advertisements by email to a list of users. If that content is interesting and users forward it to their friends, the marketer is able to capture email addresses of the people that the content is forwarded to. This application is less successful than in past years as increased email security has blocked Clipstream™ in some cases.

6. Corporate Communications

Many companies only want a single video on their site, such as their company corporate video, annual meeting or a message from the CEO. We’ve developed licensing for a small number of clips to target this market vertical.

7. Audio Site Navigation

Because of Clipstream’s™ ability to interact with other web content using Javascript, site owners can tie specific audio information to different aspects of their site. For example, they can have a welcome message when the page loads, then more targeted messages as the user moves the mouse around the screen. If the mouse hovers over a product, the audio might direct them to the correct button to press. Some sites are under a mandate to become accessible to the blind and our audio navigation can help accomplish that goal.

8. Audio Previews

Clipstream™ can be configured to begin playing instantly, so users can listen to previews of music or other content by clicking or hovering over album covers or play buttons. Site owners like that the streaming content can be seamlessly integrated into the website without popping up a large external player window.

Clipstream™ Live

Clipstream™ Live requires server software to be installed on the originating computer. That computer can support up to 400 simultaneous viewers. To support more than that, repeater software is installed on other computers, which grab the signal from the originating computer and forward it to recipients. There is no limit to this process and the number of viewers that can be reached, but there is a requirement for an investment in hardware and bandwidth to reach more than a small number of viewers.

For that reason, we have targeted applications that require few viewers, events where the customer rents existing equipment and large corporate webcasts.

One application that has one or a small number of viewers is surveillance and remote diagnostics. One technician or security analyst will watch a screen which monitors a remote camera through the Internet. We’ve targeted military users and security companies for this application. Another common example is a consumer user who broadcasts to friends or family or a small number of viewers as a hobby.

For events, we have targeted ISP’s who can license our software for a large number of simultaneous users, then resell access to our software and their equipment and bandwidth at an hourly rate.

Large corporate users tend to be technology companies communicating with their employees, investors and customers. They are willing to incur a significant investment to showcase their early adoption of advanced technology.

Other larger users include television stations that want to make their live content web accessible.

We also offer an audio only version of live, which we are targeting to commercial radio stations that would like to be web accessible. They appreciate that our technology allows listeners to hear their content without leaving their web page or switching to another Internet radio station.

Clipstream™ Audiomail

This product allows a user to leave a message on a telephone answering machine. Our server infrastructure instantly returns the content as a Clipstream™ streaming audio clip by email. Users can forward this message to an email mailing list rather than phoning each person on that list directly.

The system can also have that message embed automatically into a pre-specified spot in their website. This allows someone who isn’t technical to update web content in real time. One example is providing a report on ski conditions remotely from the ski hill. A person out on the hill can call in the report by cell phone and have it instantly appear as a link in their website. Other examples include users that provide daily commentary that they want to include in their website without approaching a technical person for constant updates.

We are also targeting large sites where users can call in to market their own products. These applications run from classified sites that include audio to dating sites where users can call in and talk about themselves.

Radio Destiny

The next version of the Radio Destiny Internet radio software is being launched as part of a “social network”, where broadcasters pay a monthly fee to participate. Users include commercial radio stations and Internet radio enthusiasts that seek a means to broadcast their personal radio broadcasts to the world through the Internet. The purchase process has been automated. Purchases are made online via credit card.

MPE™

The online preview service (Play MPE) is free to recipients including radio users. Our customers are the major record labels (UMG, EMI, Sony BMG, Warner Music Group) and the larger independents. We are delivering most new songs that become available to radio in the US.

The online music store software will be licensed to other groups wanting a player based mechanism to sell music to their customers.

The online music service is being offered commercially to digital jukebox users, DJ’s and club owners.

Our Revenue Model

Clipstream™

We license our Clipstream™ products to our customers and recognize the revenue in accordance with SOP 97-2 as disclosed to the notes of our financial statements. In addition, we offer annual maintenance contracts whereby service revenues are recognized ratably over the term of the maintenance contract. Other service revenue is recognized at the time services are performed including all custom development work performed and integrated services performed.

We charge a flat monthly rate to customers who incorporate our Clipstream™ software technology into their e-mail campaigns. The price is a flat rate for an unlimited number of impressions or e-mails.

Web advertising requires a fixed set up fee per campaign and a license per thousand impressions served.

Market research surveys are priced per survey. Each survey allows the user to include up to ten videos.

Clipstream Live is priced based on the number of recipient streams.

We charge web site portals an annual license fee that is based on the number of clips that are used. We also offer a fixed license for 2 ½ times the annual license price.

We typically charge corporate intranets that have licensed our Clipstream™ software products a fixed annual fee based on the number of employees who will have access to the technology. Usage on the intranet is unlimited.

We offer the software on an annual or unlimited basis. The term of the contract is encoded in the code key we sell. The software will automatically stop playing at the end of this license period.

Radio Destiny

The new version of Radio Destiny will be offered on a flat monthly subscription based pricing model. The subscription gives the user the right to use the software and interact with our site for that period of time.

MPE™

We are transitioning our customers (the record labels) from fixed monthly fees to transaction fee based agreements and through the creation of our “Indie Uploader”.

Music in the online store will be sold on a credit system. The cost of a credit will depend on the number of credits purchased at once, in advance. We recognize revenue when the credits are used to actually purchase songs.

Our Marketing Plan

We generate the majority of our software sales through automated online sales, our employee sales network and our reseller network. We employ sales staff in our Vancouver, British Columbia office to market our software products to our current customers and to our targeted potential customers. In addition, we have established a network of resellers. We charge our reseller partners an annual partner fee that buys them varying levels of support and service from Destiny Media. In general, a higher level of support and a higher partner fee commitment achieves a higher margin for the partners. Reseller partners receive a direct commission, which varies and is in line with standard software commission rates.

We advertise on other websites and advertising networks such as Google’s ad network. We also attend and present at industry trade shows where appropriate.

Clipstream is generally sold through telephone sales from our office and through our resellers and through automated online sales.

Radio Destiny is sold nearly exclusively through automated online sales.

MPE™ is marketed and supported internally various staff located in Canada and the United States.

Our Business Operations

Our head office and business operations are carried out in leased premises in Vancouver, British Columbia, Canada. We lease 5,734 square feet of office space and we have twelve full time employees. Our employees include our president and chief executive officer, our vice-president of operations, our VP finance, two direct sales employees, four support personnel and four software developers. We also employ contractors as needed.

We manage our own server infrastructure and use the services of an external hosting facility. We have eleven servers at two physical locations. Servers are highly redundant with RAID’s, custom switches, redundant power supplies and multiple connections to the Internet backbone. The first location is 1 gigabit per second and the backup facility is 100 megabit per second.

Competition

Our principal competitors in the development and distribution of streaming media technology are RealNetworks, Adobe Flash and Microsoft Corporation. All are substantially larger than we are and have significantly greater financial resources available and have increased their commitment to and presence in the streaming media industry. We anticipate they will continue to increase the competitive pressure in the overall market for streaming media software. This increased competition could lead to increased pressure to decrease the price of streaming media software. This pressure on price could force us to reduce the price that we are able to charge our customers for our software products.

Our main competition for broadcasting audio over the Internet is Live 365.

In the US, our main competitor for our MPE™ preview service is in-house hand delivery of music CDs. We are unaware of a digital delivery competitor with a significant presence in the US Market. Our main competitor in the Canadian market is Musicrypt.

There are a number of large competitors for our PODDS online store, including Pure Tracks and iTunes in Canada. We are not aware of a significant provider of online store software.

The factors that impact on our ability to compete in the media distribution software market include:

(i)	the quality and reliability of our software;
(ii)	the features of our software;
(iii)	ease of use and interactive user features of our software;
(iv)	scalability of our software;
(v)	our software pricing and licensing terms;
(vi)	the emergence of new and more advanced technologies; and
(vii)	the compatibility of our software with our customer’s existing network components and software systems

We must continue to innovate and improve the performance of our software products to compete in the media technologies market, to maintain our customer base and to increase our customer base. We anticipate that consolidation will continue in this industry and related industries such as computer software, media and communications. Consequently, competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies. There can be no assurance that we will be able to establish or sustain a leadership position in these market segments. We are committed to working toward market penetration of our brand, products and services, which, as a strategic response to changes in the competitive environment, may require pricing, licensing, service or marketing changes intended to extend our current brand and technology. Price concessions or the emergence of other pricing or distribution strategies by competitors may reduce the prices that we may charge our customers for our software products. In addition, many of our current and potential competitors have greater name recognition, larger overall installed bases, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. These competitive factors may have a material adverse effect on our business, financial condition and results of operations.

TRADEMARKS AND INTELLECTUAL PROPERTY

We have been granted a trademark for Clipstream™ in Canada, Japan and Europe in connection with our software products. We have been granted a trademark for MPE™ in the United States. We have applied for the following trademarks:

  MPE in Canada,
  SONOX DIGITAL in Canada and the United States, and
  Play MPE in Canada and the United States.

We have filed for patent protection in the US for the MPE™ distribution system and for the digital watermark technology. Patent protection is currently pending. We generally develop our own technologies and algorithms in house and have a number of technologies that we rely on to maintain our competitive advantage.

Government Regulation

We are not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses. It is possible that a number of laws and regulations may be adopted in both the United States and Canada with particular applicability to the Internet. Governments have and may continue to enact legislation applicable to us in areas such as content distribution, performance and copying, other copyright issues, network security, encryption, the use of key escrow data, privacy protection, caching of content by server products, electronic authentication or “digital” signatures, illegal or obscene content, access charges and retransmission activities. The applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is also uncertain. Export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our costs of doing business or increase its legal exposure.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

The following discussion should be read in conjunction with our audited financial statements and the related notes that appear elsewhere in this Registration Statement. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Please refer to our discussion labeled “Forward Looking Statements” located earlier in this Registration Statement. Our actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Registration Statement, particularly in the section entitled “Risk Factors” beginning on page 8 of this Registration Statement.

Our audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

Plan of Operations

For our next twelve months, our management plans on concentrating its efforts in the following areas in order to achieve profitability:

1.           Commercial deployment and full scale marketing of MPE™.

2.           Increase sales of the Clipstream™ technology by focusing on our area of strength undertaking marketing the “Clipstream™” java based streaming solution. Development has been completed and we are now embarking on a marketing and sales program to fully exploit and maximize revenue from this product. Our sales group includes both inside and outside sales and a network of ninety resellers in eleven countries. License agreements and partnership opportunities will be sought with larger content providers, aggregators and resellers.

3.           Strategic allocation of current resources to optimize overall ROI.

We will have to raise additional funds to complete our business plan due to our significant working capital deficit. Our goal is to obtain these funds through an optimal mix of internal and external financing opportunities including cash flows from operations, strategic partnerships and equity financings. There is no assurance that we will achieve the required financing.

Results of Operations

Nine-Month Period Ended May 31, 2007 Compared to Nine-Month Period Ended May 31, 2006

Revenue

Overall, our third quarter revenues exceeded management projections and grew by 50% over the previous quarter to approximately $259,000 from approximately $172,000.

This revenue growth was due an increase in our total MPE™ revenue to 250% of our second quarter results. While still at modest levels, this impressive growth led to a total third quarter revenue that was 17% in excess of the combined first and second quarter MPE™ revenue.

This acceleration in revenue is fueled primarily by the success of our Play MPE™ system, and is the direct result of the progress we have made in becoming an industry standard across geographic locations and across formats. During the quarter we have begun to transition the record labels to transaction based pricing models and this increase is the result of the initiation of this process. Overall, our MPE™ revenue grew from approximately $65,000 in the second quarter to approximately $165,000 for the current quarter representing a growth of 150%.

Our revenue model is based on invoicing on a price per “send“. At May 31, 2007, we have delivered approximately 49,000 individual songs in almost 49,000,000 transactions. We refer to a “transaction” as one song which is made available to one recipient. For revenue purposes, fees are based on “sends” as defined in their respective agreements, and could include a single transaction or group of transactions. A “send” is a song, bundle of songs, album, box set, or video, sent to a particular recipient. The revenue associated with each “send” will be on a sliding scale depending on the size of the particular send.

The MPE™ security engine powers two products: the Play MPE™ (www.plaympe.com) media distribution system, and our online music store software suite (www.podds.ca).

As expected, revenue from our Clipstream™ suite of products (www.clipstream.com) represent 57% of the levels seen in the previous year to date leading to an overall decline in year to date revenue of approximately 13%. This reflects a management strategy of focusing sales, marketing and support resources on MPE until the launch of Clipstream 3. This new version, launched February 22, 2007, includes significant improvements in quality and other benefits to end users. Sales and marketing efforts in the third quarter have been focused on reaching Clipstream resellers rather than selling directly to end users. The company is targeting resellers in the advertising and market research space where the advantages of Clipstream’s 98% user reach and security are important to end customers.

Overall, our revenues decreased to $599,206 for the nine months ended May 31, 2007 from $685,291 for the nine months ended May 31, 2006, representing a decrease of $86,085.

Pirate Radio ™ sales represent 4% of our total revenue for the nine months ending May 31, 2007.

Operating Expenses

As a result of the adopting FAS123(R) on September 1, 2006, the Company recorded additional non-cash stock compensation expense for options granted to employees. Total non-cash stock compensation for the period, and in included in our operating expenses are outlined below:

	Three Months Ended		Nine Months Ended
	May 31,		May 31
	2007	2006	2007	2006
	$	$	$	$
General and administrative	8,733	930	85,927	12,681
Sales and marketing	116,740	2,040	409,310	10,876
Research and development	10,641	654	142,159	9,335
Total stock-based compensation	136,114	3,624	637,396	32,892

General and administrative	May 31	May 31	$	%
	2007	2006	Change	Change
	(9 months)	(9 months)

Wages and benefits	259,994	171,652	88,342	51.5%
Rent	21,244	24,476	(3,232)	-13.2%
Telecommunications	10,267	14,249	(3,982)	-27.9%
Bad debt	(1,316)	1,410	(2,726)	-193.3%
Office and miscellaneous	42,849	82,207	(39,358)	-47.9%
Professional fees	156,618	91,343	65,275	71.5%

	489,656	385,337	104,319	27.1%

Our general and administrative expenses consist primarily of salaries and related personnel costs including overhead, professional fees, and other general office expenditures. General and administrative costs increased to $489,656 for the nine months ended May 31, 2007 from $385,337 for the nine months ended May 31, 2006, an increase of $104,319 or approximately 27%. As mentioned above, non-cash stock compensation of $78,911 is included this year and accounts for the majority of the increase. Additionally, we incurred some additional professional fees associated with the preparation of various contracts as we pursue transactional pricing for our Play MPE™ system.

Sales and marketing	May 31	May 31	$	%
	2007	2006	Change	Change
	(9 months)	(9 months)

Wages and benefits	269,202	203,955	65,247	32.0%
Rent	20,051	24,476	(4,425)	-18.1%
Telecommunications	9,690	14,249	(4,559)	-32.0%
Meals and entertainment	2,512	-	2,512	-
Travel	32,610	6,884	25,726	373.7%
Advertising and marketing	556,002	80,926	475,076	587.0%

	890,067	330,490	559,577	169.3%

Sales and marketing expenses consist primarily of salaries and related personnel costs including overhead, sales commissions, advertising and promotional fees, and travel costs. Sales and marketing costs were $890,067 for the nine months ended May 31, 2007 compared to $330,490 for the nine months ended May 31, 2006, representing an increase of $559,577 or approximately 169%. This increase is due primarily to non-cash stock compensation to employees ($72,598 included in wages and benefits) and Bryant Park Capital ($321,752 included in advertising and marketing). Total non-cash stock compensation expense for the period is $394,350. Over the course of the quarter, we have hired a number of staff to assume the marketing and support responsibilities of our Play MPE™ system as we continue to increase its install base and usage by various record labels and recipients. Travel costs increased due to our attendance at various trade shows and conferences we attended for sales and marketing efforts in expanding the awareness of both our MPE™ and our Clipstream™ suite of products.

Research and development	May 31	May 31	$	%
	2007	2006	Change	Change
	(9 months)	(9 months)

Wages and benefits	551,522	231,253	320,269	138.5%
Rent	45,065	32,975	12,090	36.7%
Telecommunications	21,779	19,454	2,325	12.0%
Repairs and maintenance	1,740	-	1,740	-

	620,106	283,682	336,424	118.6%

Research and development costs consist primarily of salaries and related personnel costs including overhead, and consulting fees with respect to product development and deployment. Research and development costs increased to $620,106 for the nine months ended May 31, 2007 from $283,682 for the nine months ended May 31, 2006, representing an increase of $336,424 or approximately 119%.

The increase is due in part to non-cash stock compensation expense, included in wages and benefits of $164,135 (or 30% of wages and benefits). We have been actively recruiting additional staff for our development team as we continue to add functionality to our existing products and expand the product base.

Amortization

Amortization expense arose from fixed assets and other assets. Amortization increased to $43,591 for the nine months ended May 31, 2007 from $39,884 for the nine months ended May 31, 2006, a increase of $3,707 or 9%.

Other earnings and expenses

Interest income increased by $18,525 for the nine months ended May 31, 2007 as result of the investment received at the end of our second quarter.

Interest and other expense decreased to $10,362 for the nine months ended May 31, 2007 from $17,388 for a decrease of $7,026.

Losses

Our loss from operations increased to $1,444,214 for the nine months ended May 31, 2007 from $354,102 for the nine months ended May 31, 2006, representing an increase of $1,090,112. The increase in the loss from operations was due primarily to stock-based compensation expense which was $637,396 for the nine months ended May 31, 2007 ($32,286 for the same period ending May 31, 2006).

Our net loss increased to $1,436,051 for the nine months ended May 31, 2007 from $314,525 for the nine months ended May 31, 2006, representing an increase of $1,121,526.

Fiscal Year Ended August 31, 2006 Compared to Fiscal Year Ended August 31, 2005

Revenue

Our revenues increased to $884,082 for the year ended August 31, 2006 from $769,067 for the year ended August 31, 2005, representing a increase of $115,015 or 15%.

Approximately 64% of our revenues are derived from sales of our Clipstream™ software. Revenue associated with our MPE technology has grown by approximately 140% and represents approximately 32% of our total revenue. Though the revenue associated with our MPE technology remains modest as we gain acceptance in the market, the growth in our revenue is due to an increase of 218% in system access fees, a 23% increase to our development revenue, and new revenue associated with Jukebox distribution of revenue which represents approximately 8% of our total MPE revenue.

Radio Destiny sales have risen 20% and represent 4.3% of our total revenue.

Operating Expenses

General and administrative	August 31,	August 31,	$	%
	2006	2005	Change	Change

Wages and benefits	215,241	189,496	25,745	13.59%
Rent	32,023	28,545	3,478	12.18%
Telecommunications	17,809	12,086	5,723	47.35%
Bad debt	11,448	24,699	(13,251)	(53.65%	)
Office and miscellaneous	92,021	75,832	16,189	21.35%
Professional fees	140,495	146,800	(6,305)	(4.29%	)
	509,037	477,458	31,579	6.61%

General and Administrative. Our general and administrative expenses consist primarily of salaries and related personnel costs including overhead, professional fees, and other general office expenditures. General and administrative costs increased to $509,037 for the year ended August 31, 2006 from $477,458 for the year ended August 31, 2005, an increase of $31,579 or 6.61% .

Sales and marketing	August 31,	August 31,	$	%
	2006	2005	Change	Change

Wages and benefits	277,336	227,028	50,308	22.16%
Rent	32,023	28,546	3,477	12.18%
Telecommunications	17,809	12,086	5,723	47.35%
Meals and entertainment	-	1,594	(1,594)	(100.00%	)
Travel	15,058	28,452	(13,394)	(47.08%	)
Advertising and marketing	115,040	86,102	28,938	33.61%
	457,266	383,808	73,458	19.14%

Sales and Marketing. Sales and marketing expenses consist primarily of salaries and related personnel costs including overhead, sales commissions, advertising and promotional fees, and travel costs. Sales and marketing costs were $457,266 for the year ended August 31, 2006 compared to $383,808 for the year ended August 31, 2005, representing an increase of $73,458 or 19.14% .

Research and development	August 31,	August 31,	$	%
	2006	2005	Change	Change

Wages and benefits	311,651	315,827	(4,176)	(1.32%	)
Rent	46,367	47,576	(1,209)	(2.54%	)
Telecommunications	25,786	20,144	5,642	28.01%
Repairs and maintenance	257	-	257

384,061	383,547	514	0.13%

Research and Development. Research and development costs consist primarily of salaries and related personnel costs including overhead, and consulting fees with respect to product development and deployment. Research and development costs slightly increased to $384,061 for the year ended August 31, 2006 from $383,547 for the year ended August 31, 2005, representing an increase of $514 or 0.13% .

Amortization

Amortization expense arose from fixed assets and other assets. Amortization decreased to $54,303 for the fiscal year ended August 31, 2006 from $56,878 for the fiscal year ended August 31, 2005, a decrease of $2,575 or 4.53% ..

Other earnings and expenses

Interest expense increased to $22,058 for the fiscal year ended August 31, 2006 from $14,840 for an effective increase of $7,218.

Gain on settlement of accounts payable

The gain on settlement of accounts payable of $57,308 includes a gain on settlement of the legal services dispute of approximately $23,500, miscellaneous disputed accounts payable, net of a loss of $6,500 on settlement of our dispute with Impatica.

Losses

Our loss from operations decreased to $520,585 for the year ended August 31, 2006 from $532,624 for the year ended August 31, 2005, representing a decrease of $12,039. Our net loss decreased to $485,335 for the year ended August 31, 2006 from $547,464 for the year ended August 31, 2005, representing an decrease of $62,129 or 11.35% .

Liquidity and Financial Condition

Nine Months Ended May 31, 2007

We had cash of $1,965,660 as at May 31, 2007 compared to cash of $156,337 as at August 31, 2006. We had a working capital surplus of $1,895,297 as at May 31, 2007 compared to a working capital deficiency of $59,429 as at August 31, 2006.

Working Capital Surplus

The increase in our working capital surplus is attributed to a significant increase to cash. We have raised $2,160,000 through private placement and received proceeds of $505,000 on warrants exercised which led to a significant increase in our cash.

Our accounts payable and accrued liabilities decreased to $300,316 as at May 31, 2007 from $328,773 at August 31, 2006, representing a decrease of $28,457 or 9%.

Our shareholder loans payable of $17,142 as at August 31, 2006 was repaid in full during the first quarter.

Our current deferred revenues increased to $19,990 as at May 31, 2007 from $10,469 as at August 31, 2006, representing a total increase of $9,521 or 91%.

Cash Flows

Operating

Net cash used in operating activities increased to $921,791 for the nine months ending May 31, 2007, compared to $440,727 for the nine months ended May 31, 2006.

Investing

Net cash used in investing activities increased to $46,448 for purchasing equipment during the quarter ended May 31, 2007, as compared with $14,736 investing activities for the nine months ended May 31, 2006.

Financing

Net cash provided from financing activities increased to $2,645,183 during the period ended May 31, 2007, as compared to $440,854 over the same period in the prior year.

During the nine months ended May 31, 2007, the Company completed a private placement which consisted of the issuance of 5,400,000 common shares for net cash proceeds of $1,970,815. The private placement included a finders fee of $144,400, 20,000 common shares, 361,000 warrants exercisable into common shares at $0.40 expiring February 28, 2012, and 400,000 warrants exercisable into common shares at $0.50 expiring February 28, 2012 and related legal fee of $60,659 of which $15,874 was included in accounts payable at the end of the quarter. The private placement also included the issuance of 5,400,000 warrants exercisable into common shares at $0.50 expiring February 28, 2012. Also, 596,778 stock options were exercised for cash proceeds of $186,000. 1,975,000 warrants were exercised for cash proceeds of $505,000.

Fiscal Year Ended August 31, 2006

We had cash of $156,337 as at August 31, 2006 compared to cash of $30,576 as at August 31, 2005. We had a working capital deficiency of $59,429 as at August 31, 2006 compared to a working capital deficiency of $657,601 as at August 31, 2005

Working Capital Deficiency

The decrease in our working capital deficiency is attributed to a significant decrease to shareholder loans payable and an increase to cash and accounts receivable.

Our accounts payable and accrued liabilities decreased to $328,773 as at August 31, 2006 from $369,085 at August 31, 2005, representing a decrease of $40,312 or 11%. Included in our accounts payable and accrued liabilities balance as at August 31, 2006 is $56,531 of disputed payables, $148,465 of accrued liabilities and $123,777 trade accounts payable. We are currently considering all options available to extinguish these liabilities.

Our shareholder loans payable significantly decreased to $17,142 as at August 31, 2006 from $337,773 as at August 31, 2005.

Our current deferred revenues decreased to $10,469 as at August 31, 2006 from $32,329 as at August 31, 2005, representing a total decrease of $21,860 or 68%.

Cash Flows

Net cash used in operating activities decreased to $538,213 for the year ended August 31, 2006 compared to $587,132, representing a decrease of $48,919 or 8%. The cash used in operating activities was off-set by net cash provided by financing activities in the amount of $650,247 for the year ended August 31, 2006 compared to $599,530 for the year ended August 31, 2005.

We have financed our operations to date primarily through the sale of equity securities and borrowings from shareholders. When possible, we have issued common stock for services and debt settlement. We continued these financing activities through the year ended August 31, 2006 as our revenues to date have provided insufficient funding for our working capital requirements. Accordingly, we anticipate that we will have to continue to rely on funding from private placements, cash flows and other offerings in order to finance our future operating costs.

We completed the following issuances of our common stock during the year ended August 31, 2006 in respect of our financing activities:

1.	We issued 1,742,000 common shares pursuant to option agreements exercised during the year at a weighted average exercise price of $0.18 for net proceeds of $317,550.

2.

$270,000 of shareholder loans were extinguished by the agreement to issue 1,350,000 common shares with a fair value of $270,000. In addition, a $30,000 advance from our marketing representative was extinguished with the issuance of 150,000 common shares.

3.

The company received $395,000 in private placements during the year for which the company issued 2,140,000 shares and 1,750,000 warrants exercisable into common shares at $0.25 expiring August 24, 2007 and 250,000 warrants exercisable into common shares at $0.30 expiring February 28, 2008.

Going Concern

We have incurred recurring losses from operations which have been primarily financed by equity transactions. Our consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Management expects revenues to grow and become cash flow positive in the short term.

During the most recently completed quarter, the Company was successful in raising over $2 million in net cash proceeds in an equity private placement. Additionally, the Company is aggressively implementing its business plan of transitioning new and existing customers (“record labels”) to transactional based contracts through the full commercial deployment of its “Play MPE”™ system. Until the end of the current quarter, the Company had been receiving a nominal fixed access fee to utilize the “Play MPE”™ system. In most cases, the major record labels were sending songs to trusted recipients through our digital system in addition to physical delivery of a CD. Usage has grown such that the various record labels are able to send the song digitally only and, subsequent to the current period, the Company has begun to charge for the service on a transaction fee basis. The Company is pursuing similar transaction fee based agreements with other large record labels and developing an “Indie Uploader” system for smaller labels. Through the end of the current quarter, the Company continued to utilize cash in operations ($921,791 for the nine months ending May 31, 2007). However, management expects revenues, and cashflows, to increase significantly during the second half of the year. Management believes that current cash resources will be sufficient through fiscal 2008 irrespective of significant revenue growth associated with the “Play MPE”™ system.

There are no assurances that the Company will be successful in achieving these goals. In view of these conditions, the ability of the Company to continue as a going concern is not certain. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from these estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements.

  The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If we were not to continue as a going concern, we would likely not be able to realize on our assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. There can be no assurances that we will be successful in generating additional cash from equity or other sources to be used for operations. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

  We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, collection is reasonably assured, and there are no substantive performance obligations remaining. Our revenue recognition policies are in conformity with AICPA’s Statement of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP 97-2”). We generate revenue from software arrangements involving multiple element sales arrangements. Revenue is allocated to each element of the arrangement based on the relative fair value of the elements and is recognized as each element is delivered and we have no significant remaining performance obligations. If evidence of fair value for each element does not exist, all revenue from the arrangement is recognized over the term of the arrangement. To-date, evidence of fair value for each element has not been available on sales arrangements. Changes in our business priorities or model in the future could materially impact our reported revenue and cash flow. Although such changes are not currently contemplated, they could be required in response to industry or customer developments.

  During the first quarter of fiscal year ending August 31, 2007, we implemented the following new critical accounting policy related to our stock-based compensation. Beginning September 1, 2006 we began accounting for stock options under the provisions of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment” (FAS 123(R)), which requires the recognition of the fair value of the stock-based compensation. Under the fair value recognition provisions for FAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the rewards expected to vest and recognized as expense ratably over the requisite service period of the award. We have used the Black-Scholes valuation model to estimate fair value of our stock-based awards which requires various judgmental assumptions including estimating stock price volatility and expected life. Our computation of expected volatility is based on historical implied volatility. In addition, we consider many factors when estimating expected life, including types of awards and historical experience. If any of the assumptions used in the Black- Scholes valuation model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

  We adopted FAS 123(R) using the modified-prospective method which requires the application of the accounting standard to existing non-vested awards as of September 1, 2006 and awards granted, modified, repurchased or cancelled subsequently. Our consolidated financial statements as of and for the first quarter of 2006 reflect the impact of FAS 123(R). In accordance with the modified-prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).

DESCRIPTION OF PROPERTY

Our head office is located in leased premises at Suite 1040, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9. Our principal business operations are carried out from head office. Our leased premises consist of approximately 5,734 square feet. We pay rent of approximately $14,000 Canadian (equal to approximately $12,600 US) per month. The lease expires August 31, 2007. We consider our leased premises adequate for our current business purposes.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Except as described under the section titled, Equity Compensation Plan Information under Market for Common Equity and Related Stockholder Matters and under the section titled Executive Compensation, we have not entered into any transaction, since the beginning of our fiscal year ended August 31, 2006, or any currently proposed transaction, in which the amount involved exceeded the lesser of $120,000 or one percent of our average year end total assets for the last three completed fiscal years, in which any of the following persons had or will have a direct or indirect material interest:

(A)           any director or executive officer;

(B)           any proposed nominee for election as a director;

(C)           any immediate family member of a director or executive officer, or any nominee for director, and any person sharing the same household of such director, executive officer or nominee for director; and

(D)           any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock and any of his or her immediate family member.

Share Issuances

During the year ended August 31, 2006 we issued 1,350,000 shares to our CEO, Steve Vestergaard in settlement of a loan in the amount of $270,000 and 205,000 shares pursuant to an option agreement to one of our directors, Wayne Koshman.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our shares are currently trading on the OTC Bulletin Board under the stock symbol DSNY. The first day on which the Company’s shares were traded under the stock symbol DSNY was June 26, 2000. The high and the low trading prices for our shares for each quarter of the last two fiscal years were:

QUARTER	HIGH ($)	LOW ($)
1st Quarter 2005	$0.63	$0.31
2nd Quarter 2005	$0.47	$0.27
3rd Quarter 2005	$0.45	$0.30
4th Quarter 2005	$0.37	$0.19
1st Quarter 2006	$0.35	$0.10
2nd Quarter 2006	$0.35	$0.12
3rd Quarter 2006	$0.39	$0.21
4th Quarter 2006	$0.33	$0.18
1st Quarter 2007	$0.29	$0.19
2nd Quarter 2007	$0.71	$0.26
3rd Quarter 2007	$1.08	$0.44

Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Holders of Common Stock

As of May 31, 2007 we had 49,928,001 shares of our common stock outstanding and there were 93 registered shareholders of our common stock.

Dividends

We have neither declared nor paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Our current policy is to retain any earnings in order to finance the expansion of our operations. Our board of directors will determine future declaration and payment of dividends, if any, in light of the then-current conditions they deem relevant and in accordance with applicable corporate law.

Equity Compensation Plan Information

We have two equity compensation plans, namely our Amended 1999 Stock Option Plan and our 2006 Stock Option Plan, under which up to 3,750,000 and 5,100,000 shares of our common stock, respectively, have been authorized for issuance to our officers, directors, employees and consultants. Our plans have been approved by the Company’s stockholders. The following summary information is presented for our plans on an aggregate basis as of August 31, 2006.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights. (a)	Weighted average exercise price of outstanding options, warrants and rights. (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	4,445,000 Shares of Common Stock	$0.41 per Share	885,597 Shares of Common Stock
Equity compensation plans not approved by security holders	Not Applicable	Not Applicable	Not Applicable

EXECUTIVE COMPENSATION

Compensation Of Executive Officers

The following table sets forth certain compensation information as to Mr. Steven Vestergaard, our chief executive officer. Mr. Vestergaard is our sole “named executive officer”. None of our executive officers earned more than $100,000 during our last fiscal year ended August 31, 2006 . No person other than Mr. Vestergaard acted as our chief executive officer during our last fiscal year ended August 31, 2006 . No other compensation was paid to Mr. Vestergaard other than the compensation set forth below.

SUMMARY COMPENSATION TABLE
Name	Title		ANNUAL COMPENSATION			LONG TERM COMPENSATION(3)
		Year	Salary	Bonus	Other Annual Compensation	AWARDS		PAYOUTS	All Other Compen- sation
						Restricted Stock Awarded	Options/ SARs * (#)	LTIP payouts ($)
Steven Vestergaard (1), (2)	Director President CEO, CFO	2006 2005 2004	$83,848 $78,508 $78,506	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Notes to Summary Compensation Table:

(1)           All salaries paid to Mr. Vestergaard are paid in Canadian dollars.
(2)           Compensation is stated in United States dollars and is based on an exchange rate of $0.8705 US dollars for each $1.00 Canadian dollar.
(3)           The value of benefits that do not exceed 10% of total annual salary are not reported herein.

Stock Option Grants

No options were granted to named executive officer during our most recent fiscal year ending August 31, 2006.

Exercises of Stock Options and Year-End Option Values

Mr. Vestergaard, our sole named executive officer, exercised no stock options and did not sell any common shares during our most recent fiscal year ended August 31, 2006.

Long-Term Incentive Plans

We do not have any long-term incentive plans other than the registered stock option plans.

Compensation of Directors

We do not compensate our directors for acting on our board of directors. Our directors are reimbursed for reasonable out-of-pocket expenses in connection with attendance at board of director and committee meetings. In addition, our directors are eligible for grants of options to purchase shares of our common stock at the discretion of our board of directors.

We are not aware of any arrangement that might result in a change in control in the future.

REPORTS TO STOCKHOLDERS

We are not required to deliver an annual report to our stockholders but will voluntarily send an annual report, together with our annual audited financial statements. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

The public may read and copy any materials filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the site is http://www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2, under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which forms a part of that Registration Statement, does not contain all information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. You may review a copy of the Registration Statement at the SEC’s public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our electronic filings and our Registration Statement can also be reviewed by accessing the SEC’s website at http://www.sec.gov.

You may also read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549.

No finder, dealer, sales-person or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Destiny Media Technologies Inc. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in conformity with generally accepted accounting principles of the United States of America.

The following consolidated financial statements are filed as part of this registration statement:

Audited Financial Statements for the Years Ended August 31, 2006 and August 31, 2005

Report of Independent Registered Public Accounting Firm, dated October 25, 2006

Consolidated Balance Sheets at August 31, 2006 and as at August 31, 2005

Consolidated Statements of Operations for the Years Ended August 31, 2006 and August 31, 2005

Consolidated Statements of Changes in Stockholders’ Deficiency for the Years ended August 31, 2006 and August 31, 2005

Consolidated Statements of Cash Flows for the Years Ended August 31, 2006 and August 31, 2005

Notes to Consolidated Financial Statements

Interim Financial Statements for the Nine Months Ended May 31, 2007

Consolidated Balance Sheets as at May 31, 2007 and August 31, 2006

Consolidated Statements of Operations for the Nine Months Ended May 31, 2007 and May 31, 2006

Consolidated Statements of Stockholders' Equity for the Year Ended August 31, 2006 and for the Nine Months Ended May 31, 2007

Consolidated Statements of Cash Flows for the Nine Months Ended May 31, 2007 and May 31, 2006

Notes to the Consolidated Financial Statements

Consolidated Financial Statements

Destiny Media Technologies Inc.
August 31, 2006 and 2005
(Expressed in United States dollars)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Destiny Media Technologies Inc.

We have audited the accompanying consolidated balance sheets of Destiny Media Technologies Inc. as of August 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Destiny Media Technologies Inc. at August 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company’s recurring net losses from operations and stockholders’ deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The 2006 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada,	/s/ Ernst & Young LLP
October 25, 2006.	Chartered Accountants

Destiny Media Technologies Inc.

CONSOLIDATED BALANCE SHEETS
[See Note 2 - Going Concern Uncertainty]

As at August 31	(Expressed in United States dollars)

	2006	2005
	$	$

ASSETS
Current
Cash	156,337	30,576
Accounts and other receivables, net of allowance for
doubtful accounts of $8,615 [2005 - $7,000]	130,537	46,437
Inventory	1,059	2,246
Prepaid expenses	9,022	2,327
Total current assets	296,955	81,586
Software development costs, net of accumulated
amortization of $61,859 [2005 - $29,346]	30,929	58,693
Property and equipment, net of accumulated
amortization of $256,958 [2005 - $216,202] [note 4]	60,973	65,863
Total assets	388,857	206,142

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable [note 10]	180,308	277,512
Accrued liabilities	148,465	91,573
Shareholder loans payable [note 5]	17,142	337,773
Deferred revenue	10,469	32,329
Total current liabilities	356,384	739,187
Deferred leasehold inducements, net of accumulated
amortization of $46,730 [2005 - $22,104]		58,594
Obligation for share settlement [note 6]	100,000	100,000
Total liabilities	490,352	897,781

Commitments and contingencies [notes 9 and 10]
Stockholders’ deficiency [note 7]
Common stock, par value $0.001
Authorized: 100,000,000 shares
Issued and outstanding: 41,936,223 shares
August 31, 2005 - 36,434,223 shares]	41,938	36,436
Issued and held for settlement: 133,333 shares
Additional paid-capital	5,089,760	4,022,123
Deficit	(5,121,293)	(4,635,958)
Accumulated other comprehensive loss	(111,900)	(114,240)
Total stockholders’ deficiency	(101,495)	(691,639)
Total liabilities and stockholders’ deficiency	388,857	206,142

See accompanying notes

Destiny Media Technologies Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended August 31	(Expressed in United States dollars)

	2006	2005
	$	$

Revenue [note 12]	884,082	769,067

Operating expenses
General and administrative	509,037	477,458
Sales and marketing	457,266	383,808
Research and development	384,061	383,547
Amortization	54,303	56,878
	1,404,667	1,301,691
Loss from operations	(520,585)	(532,624)
Other earnings (expenses)
Gain on settlement of accounts payable [note 10[d]]	57,308	—
Interest and other expense	(22,058)	(14,840)
Net loss	(485,335)	(547,464)

Net loss per common share, basic and diluted	(0.01)	(0.01)

Weighted average common shares outstanding,
basic and diluted	38,991,059	36,183,543

See accompanying notes

Destiny Media Technologies Inc.

CONSOLIDATED STATEMENTS OF CHANGE IN STOCKHOLDERS’ DEFICIENCY
Year ended August 31	(Expressed in United States dollars)

						Accumulated
			Additional			other	Total
	Common stock		paid-in	Stock		comprehensive	stockholders’
	Shares	Amount	capital	issuable	Deficit	loss	deficiency
	#	$	$	$	$	$	$

Balance, August 31, 2004	35,316,098	35,318	3,688,208	25,000	(4,088,494)	(80,348)	(420,316)
Net loss	—	—	—	—	(547,464)	—	(547,464)
Foreign currency translation loss	—	—	—	—	—	(33,892)	(33,892)
Comprehensive loss	—	—	—	—	—	—	(581,356)
Common stock issued on options exercised	1,118,125	1,118	317,059	(25,000)	—	—	293,177
Stock based compensation - non-employees	—	—	16,856	—	—	—	16,856
Balance, August 31, 2005	36,434,223	36,436	4,022,123	—	(4,635,958)	(114,240)	(691,639)
Net loss					(485,335)		(485,335)
Foreign currency translation loss						2,340	2,340
Comprehensive loss	—	—	—	—	—	—	(482,995)
Common stock issued on options exercised	1,742,000	1,742	315,808				317,550
Common stock issued for services rendered	120,000	120	23,880				24,000
Common stock issued on extinguishment of loans	1,500,000	1,500	298,500				300,000
Common stock issued through private placement	2,140,000	2,140	392,860				395,000
Stock based compensation - non-employees	—	—	36,589	—	—	—	36,589
Balance, August 31, 2006	41,936,223	41,938	5,089,760	—	(5,121,293)	(111,900)	(101,495)

See accompanying notes

Destiny Media Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended August 31	(Expressed in United States dollars)

	2006	2005
	$	$

OPERATING ACTIVITIES
Net loss	(485,335)	(547,464)
Items not involving cash:
Amortization	54,303	56,878
Amortization of deferred lease benefit	(27,868)	(21,493)
Common stock issued for services rendered	24,000	—
Stock-based compensation - non-employees	36,589	16,856
Changes in non-cash working capital:
Short term investments	—	9,301
Accounts and other receivables	(77,897)	27,315
Inventory	1,302	1,553
Prepaid expenses	(6,298)	17,975
Accounts payable and accrued liabilities	(33,653)	(112,579)
Deferred revenue	(23,356)	(35,474)
Net cash used in operating activities	(538,213)	(587,132)

INVESTING ACTIVITIES
Purchase of equipment	(14,859)	(7,591)
Net cash used in investing activities	(14,859)	(7,591)

FINANCING ACTIVITIES
Net (repayments) proceeds on shareholder loans payable	(62,303)	306,353
Proceeds from exercise of stock options	317,550	293,177
Proceeds from issuance of common stock	395,000	—
Net cash provided by financing activities	650,247	599,530

Effect of foreign exchange rate changes on cash	28,586	8,246

Net increase in cash	125,761	4,807
Cash, beginning of year	30,576	17,523
Cash, end of year	156,337	30,576

Supplementary disclosure
Cash paid for interest	7,070	5,254
Common stock issued on extinguishment of loans	300,000	—

See accompanying notes

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

1. ORGANIZATION

Destiny Media Technologies Inc. (the “Company”) was incorporated in August 1998 under the laws of the State of Colorado. The Company develops technologies that allow for the distribution over the Internet of digital media files in either a streaming or digital download format. The technologies are proprietary. The Company operates out of Vancouver, BC, Canada and serves customers predominantly located in the United States and Canada.

2. GOING CONCERN UNCERTAINTY

The financial statements have been prepared by management in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $485,335 for the year ended August 31, 2006 [2005 - $547,464], has incurred cumulative losses of $5,121,293 at August 31, 2006, has a working capital deficiency of $59,429, and has a stockholders’ deficiency of $101,495 that raises substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity financings and shareholder loans. Management plans to continue to seek sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals.

In view of these conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Destiny Software Productions Inc. All inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, collectibility is reasonably assured, and there are no significant remaining performance obligations. The Company’s revenue recognition policies are in conformity with the AICPA’s Statement of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP 97-2”).

SOP 97-2 generally requires revenue from software arrangements involving multiple elements to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, post-contract customer support, installation, or training and recognized as the element is delivered and the Company has no significant remaining performance obligations. The determination of fair value is based on objective evidence that is specific to the vendor. If evidence of fair value for each element of the arrangement does not exist, and the only outstanding deliverable is post-customer support, all revenue from the arrangement is recognized ratably over the term of the arrangement.

License revenue is recognized when there is persuasive evidence of an arrangement and delivery to the customer has occurred, provided the arrangement does not require significant customization of the software, the fee is fixed and determinable, and collectibility is considered probable.

Service revenue from maintenance contracts is recognized ratably over the term of the maintenance contract, on a straight-line basis. Other service revenue is recognized at the time the service is performed.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

The Company recognizes product revenue upon transfer of title, which occurs on shipment of product, as all other revenue recognition criteria are satisfied. When significant post-delivery obligations exist, revenue is deferred until such obligations are fulfilled. Cash received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

Royalty revenue from third party sales is recognized when there is persuasive evidence that the arrangement is complete, and only when all deliverables have been performed.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts through review of open accounts, and historical collection and allowance amounts. The allowance for doubtful accounts is intended to reduce trade accounts receivable to the amount that reasonably approximates their fair value due to their short-term nature. The amount ultimately realized from trade accounts receivable may differ from the amount estimated in the financial statements based on collection experience.

Inventory

Inventory is carried at the lower of cost, determined on a weighted average basis, and net realizable value.

Research and development costs

Research costs are expensed as incurred. Software and related development costs incurred are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs are capitalized and amortized on a product-by-product basis over the estimated economic life of the product, not to exceed three years. The software development costs that are capitalized are assessed for impairment on a periodic basis.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Property and equipment

Property and equipment are stated at cost. Depreciation is taken over the estimated useful life of the asset which is calculated using the declining balance method at the following annual rates, commencing upon utilization of the assets:

Furniture and fixtures	20%
Computer hardware	30%
Computer software	100%
Leasehold improvements	Straight-line over lease term

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar. Financial statements of foreign operations for which the functional currency is the local currency are translated into U.S. dollars with assets and liabilities translated into U.S. dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation of the financial statements are deferred and accumulated in a separate component of stockholders’ deficiency as a foreign currency translation loss in accumulated other comprehensive loss.

Advertising

Advertising costs are expensed as incurred and totaled $67,564 and $83,253 during the years ended August 31, 2006 and 2005, respectively.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, the deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

Capital stock issued for consideration other than cash

Capital stock issued for consideration other than cash is recorded at an estimate of the fair value of the stock issued or issuable or at an estimate of the fair value of the goods or services received, whichever is more readily ascertainable.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock based compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”), as amended by Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure- an amendment of FASB Statement No. 123 (“FAS 148”). The pro-forma disclosure of stock based compensation is included in note 7[d].

The Company accounts for stock issued to non-employees at fair value in accordance with FAS 123. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted to non-employees.

Deferred leasehold inducements

The Company has recorded leasehold improvements and deferred lease inducements, representing the value of a leasehold improvement allowance received and the value of six months free rent provided by the Company’s landlord. The leasehold improvements and the inducement are amortized on a straight-line basis over the contractual lease term.

Earnings per share

Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the dilutive potential of outstanding securities using the treasury stock method.

Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners. Other accumulated comprehensive loss consists only of accumulated foreign currency translation adjustments for all years presented.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Recent accounting pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards 123R “Share-Based Payment,” a revision to FAS 123. FAS 123R replaces existing requirements under FAS 123 and APB 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. FAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. For small-business filers, FAS 123R will be effective for annual periods beginning after December 15, 2005. The Company adopted FAS 123R on September 1, 2006. As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method. Accordingly, the adoption of FAS 123R’s fair value method will have a significant impact on the Company’s statement of earnings, although it will have no impact on the Company’s overall financial position. The impact of adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro-forma net loss and loss per share in note 7[d] to these consolidated financial statements.

In July 2006 the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48). FIN 48 creates a single model to address uncertainty in income tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and, clearly scopes income taxes out of FASB Statement No. 5, “Accounting for Contingencies”. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes”. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The cumulative effect adjustment would not apply to those items that would not have been recognized in earnings, such as the effect of adopting FIN 48 on tax positions related to business combinations. The Company will adopt FIN 48 effective September 1, 2007 and does not expect the adoption to have a material impact on the Company’s financial statements.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

4. PROPERTY AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2006
Furniture and fixtures	72,892	57,576	15,316
Computer hardware	186,936	149,846	37,090
Computer software	21,269	21,269	—
Leasehold improvements	36,834	28,267	8,567
	317,931	256,958	60,973

2005
Furniture and fixtures	67,956	50,108	17,848
Computer hardware	159,919	127,955	31,964
Computer software	19,829	19,829	—
Leasehold improvements	34,361	18,310	16,051
	282,065	216,202	65,863

5. SHAREHOLDER LOANS PAYABLE

	2006	2005
	$	$

Loans payable, due to shareholders, unsecured,
due on demand, non-interest bearing	17,142	328,357
Loans payable, due to shareholder, unsecured,
due on demand, interest bearing at 18.9%	—	9,416
	17,142	337,773

On November 23, 2005, $270,000 of non-interest bearing shareholder loans were extinguished by the issuance of 1,350,000 common shares with a fair value of $270,000.

6. OBLIGATION FOR SHARE SETTLEMENT

During the fiscal year ended August 31, 2003, the Company issued 133,333 common shares to be delivered in settlement for proceeds of $100,000 received in respect of a private placement that was not completed in August of 2000. As the private placement was not completed and although management expects that the amount ultimately will be settled through the release of the shares, the obligation for share settlement is recorded as a liability until a settlement is finalized between the Company and parties involved in the August 2000 private placement.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

7. SHARE CAPITAL

[a]	Authorized

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share.

[b]	Common stock issued

2006

[i]	Common stock issued on options exercised:

During the year ended August 31, 2006, 1,742,000 stock options were exercised for cash proceeds of $317,550.

[ii]	Common stock issued for services rendered:

During the year ended August 31, 2006, the Company issued 120,000 common shares to a third party for consulting services. The common shares issued have been valued at their market value of $24,000 on the date the services were provided.

[iii]	Common stock issued on extinguishment of loans:

During the year ended August 31, 2006, the Company issued 1,350,000 common shares in settlement of a shareholder loan with a fair market value of $270,000. In a separate transaction the Company issued 150,000 common shares in settlement of an advance from our marketing representative with a fair market value of $30,000.

[iv]	Common stock issued through private placement:

During the year ended August 31, 2006, the Company completed a series of private placements, which consisted of the issuance of 2,140,000 common shares for net cash proceeds of $395,000. The private placement included a finders fee of 140,000 of the 2,140,000 common shares and $5,000 of the gross proceeds of $400,000. The private placement also included the issuance of 1,750,000 warrants exercisable into common shares at $0.25 expiring August 24, 2007 and 250,000 warrants exercisable into common shares at $0.30 expiring February 28, 2008.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

7. SHARE CAPITAL (cont’d.)

2005

During the year ended August 31, 2005, the Company issued 1,118,125 common shares pursuant to the exercise of employee stock options for gross proceeds of $318,177. Included in this amount is $25,000 for 100,000 common shares that remained issuable at August 31, 2004 so that the net cash proceeds received by the Company during the year was $293,177.

[c]	Stock options

The Company has reserved 6,250,000 common shares for future issuance under its existing stock option plans. The options generally vest over a range of periods from the date of grant, some are immediate, and others are 12 or 24 months. Any options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve. The options generally have a contractual term of five years.

Stock option activity is presented below:

		Options outstanding
	Shares		Weighted
	available	Number of	average
	for grant	shares	exercise price
	#	#	$

Outstanding, August 31, 2004	460,500	3,127,000	0.49
Granted	(658,125)	658,125	0.47
Exercised	—	(1,018,125)	(0.29)
Forfeited	663,000	(663,000)	(0.50)
Outstanding, August 31, 2005	465,375	2,104,000	0.38
Additional allotment	2,500,000	—	—
Granted	(2,727,000)	2,727,000	0.26
Exercised	—	(1,742,000)	(0.18)
Forfeited	960,000	(960,000)	(0.41)
Outstanding, August 31, 2006	1,198,375	2,129,000	0.39

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

7. SHARE CAPITAL (cont’d.)

The following table summarizes information concerning outstanding and exercisable options at August 31, 2006:

		Options outstanding
		weighted average
Exercise	Options	remaining	Options
prices	outstanding	contractual life	exercisable
$	#	(in years)	#

0.25	1,359,000	3.24	1,359,000
0.50	720,000	3.84	490,834
1.80	50,000	4.08	50,000
	2,129,000	3.46	1,899,834

Of the total options outstanding at year end, 1,755,000 [2005 - 1,630,000] were granted to employees and 374,000 [2005 - 474,000] were granted to non-employees of the Company. The compensation expense related to employees was $nil [2005 - $nil]. The compensation expense related to options granted to non-employee was $36,589 [2005 - $16,856].

[d]	Pro-forma disclosure of stock based compensation

Pro-forma information regarding results of operations and loss per share is required by FAS 123, as amended by FAS 148, for stock-based awards to employees as if the Company had accounted for such awards using the fair value method.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

7. SHARE CAPITAL (cont’d.)

For pro-forma purposes, the estimated value of the Company’s stock-based awards to employees is amortized over the vesting period of the underlying options. The effect on the Company’s net loss and loss per share of applying FAS 123 to the Company’s stock-based awards to employees would approximate the following:

	2006	2005
	$	$

Net loss as reported	(485,335)	(547,464)
Compensation expense included in net loss	—	—
Compensation expense based on fair value method	(65,998)	(13,189)
Pro-forma net loss	(551,333)	(560,653)

Net loss per common share, basic and diluted:
As reported	(0.01)	(0.01)
Pro-forma	(0.01)	(0.01)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005

Expected dividend yield	—	—
Risk-free interest rate	4.85%	5.5%
Volatility	99%	99%
Expected lives	2.5 years	2.42 years
Per share weighted - average fair value of
stock options granted	$0.09	$0.09

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

8. INCOME TAXES

The Company is subject to United States federal and state income taxes at an approximate rate of 35% and to Canadian federal and British Columbia provincial taxes in Canada. The reconciliation of the provision (recovery) for income taxes at the United States federal statutory rate compared to the Company’s income tax expense is as follows:

	2006	2005
	$	$

Tax recovery at U.S. statutory rates	(170,000)	(192,000)

Permanent differences	38,000	17,000
Difference in asset amortization	19,000	21,000
Operating losses not recognized for tax	113,000	154,000
Income tax expense (recovery)		—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

Significant components of the Company’s deferred tax assets as of December 31 are as follows:

	2006	2005
	$	$

Deferred tax assets:
Net operating loss carryforwards	1,654,000	1,568,000
Excess of book over tax depreciation	52,000	52,000
Total deferred tax asset	1,706,000	1,620,000
Valuation allowance	(1,706,000)	(1,620,000)
Net deferred tax asset		—

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

8. INCOME TAXES (cont’d.)

The reconciliation of (losses) earnings from operations by geographic region is as follows:

	2006	2005
	$	$

United States	(255,065)	(340,777)
Canada	(230,270)	(206,687)
	(485,335)	(547,464)

If not utilized to reduce future taxable income, the Company’s net operating loss carryforwards will expire as follows:

	Canada	United States
	$	$

2007	669,000	—
2008	782,000	—
2009	163,000	—
2014	14,000	—
2015	187,000	—
2016 and thereafter	229,000	2,912,000
	2,044,000	2,912,000

Pursuant to Section 382 of the Internal Revenue Code, use of the Company’s net operating loss carry forwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company’s ability to utilize net operating losses and credit carry forwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

9. COMMITMENTS

The Company is committed to payments under its premises lease, which expires on September 1, 2007 as follows:

$

2007	152,774
152,774

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

10. CONTINGENCIES

[a]

On March 31, 2006, a settlement has been reached in the dispute as outlined below. On June 6, 2001, a wholly owned subsidiary of the Company, Destiny Software Productions Inc. (“Destiny Software”) commenced legal proceedings in the Supreme Court of British Columbia against Impatica.com Inc., (“Impatica”) for payment of approximately $512,500 in unpaid technology licensing fees. Impatica filed a counterclaim against Destiny Software seeking return of $162,500 advanced to Destiny Software on an alleged “good faith” agreement. Destiny Software paid $6,500 ($7,500 CDN) to Impatica as consideration for the settlement. A consent dismissal order without costs has been filed with the court registry.

[b]

On April 18, 2006, a settlement has been reached in the dispute as outlined below. On September 14, 2004, a statement of claim had been filed against the Company by its former solicitor for fees and accrued interest of $145,978 CDN relating to legal services provided in connection with a failed transaction in 2001 and other general corporate matters. A consent dismissal order without costs will be filed with the court registry. As consideration for settlement, a wholly owned subsidiary of the Company (Destiny Software) will pay a total of $90,000 CDN (approximately $80,000 USD) to the plaintiff over a period of 14 months ending July 1, 2007. At August 31, 2006, $55,000 CDN of the settlement has been paid and the remaining $35,000 CDN will be paid at the rate of $3,500 CDN per month for 10 months following the fiscal year end.

[c]

On July 25, 2005 the Company was issued a letter on behalf of Musicrypt Inc. (“Musicrypt”) indicating a possible infringement of a biometric security system patent. The Company has denied any patent infringement and believes the allegations are without merit. On March 7, 2006 the Company filed a statement of claim in the Federal Court of Canada against Musicrypt to assert that the Company’s technology does not infringe on the stated patent owned by Musicrypt and to further declare that Musicrypt’s patent is invalid. On June 7, 2006, the Company’s counsel received a statement of defense and counterclaim from the defendants. The statement of defense includes a counterclaim, requesting specified damages or audited Canadian profits from the Promo Only system if it is offered in Canada. The amount of loss, if any, in relation to this counterclaim cannot be reasonably estimated. Management does not believe that the outcome of this matter will have an adverse impact on its result of operations and financial condition.

[d]

The total accounts payable of $180,308 includes approximately $56,531 of amounts the company has disputed and approximately $31,500 ($35,000 CDN) payable pursuant to the settlement arrangement discussed in paragraph (b) above payable over the next 10 months. Management plans to resolve these disputed balances in the current year; however the outcome of these negotiations is not determinable.

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

10. CONTINGENCIES (cont’d.)

The gain on settlement of accounts payable of $57,308 includes a gain on settlement of the legal services dispute outlined in (b) above of approximately $23,500, net of a loss of $6,500 ($7,500 CDN) on settlement of our dispute with Impatica outlined in (a) above.

11. FINANCIAL INSTRUMENTS

Fair value disclosures

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. Due to the related party nature of the shareholder loans payable, it is not practicable to estimate their fair value.

Foreign currency risk

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into contracts for foreign exchange hedges.

12. SEGMENTED INFORMATION

The Company operates solely in the digital media software segment and all revenue from its products and services are made in this segment.

Revenue from external customers, by location of customer, is as follows:

	2006	2005
	$	$

United States	662,594	414,396
Canada	68,950	112,900
Other	152,538	241,771
Total revenue	884,082	769,067

Destiny Media Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

12. SEGMENTED INFORMATION (cont’d.)

During the year ended August 31, 2006, one customer represented 18% of the total revenue balance [2005 - one customer represented 15%].

As at August 31, 2006, three customers represent 45% of the trade receivables balance of $130,537 [2005 - two customers represented 71%].

The Company has substantially all its assets in Canada and its current and planned future operations are, and will be, located in Canada.

Interim Consolidated Financial Statements

Destiny Media Technologies Inc.
(Unaudited)
Three and Nine months ended May 31, 2007

Destiny Media Technologies Inc.

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)
[See Note 3 - Going Concern Uncertainty]
Unaudited

As at

	May 31,	August 31,
	2007	2006
	$	$

ASSETS
Current
Cash	1,965,660	156,337
Accounts and other receivables, net of allowance for
doubtful accounts of $4,136 [August 31, 2006 - $8,615] [note 8]	212,426	130,537
Inventory	—	1,059
Prepaid expenses	37,517	9,022
Total current assets	2,215,603	296,955
Software development costs, net of accumulated
amortization of $84,865 [August 31, 2006 - $61,859]	7,923	30,929
Property and equipment, net of accumulated
amortization of $287,599 [August 31, 2006 - $256,958]	90,134	60,973
Total assets	2,313,660	388,857

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	226,857	180,308
Accrued liabilities	73,459	148,465
Shareholder loans payable [note 4]	—	17,142
Deferred revenue	19,990	10,469
Total current liabilities	320,306	356,384
Deferred leasehold inducements, net of accumulated
amortization of $71,995 [August 31, 2006 - $46,730]	8,703	33,968
Obligation for share settlement [note 5]	100,000	100,000
Total liabilities	429,009	490,352

Commitments and contingencies [note 7]

Stockholders’ equity (deficiency) [note 6]
Common stock, par value $0.001
Authorized: 100,000,000 shares
Issued and outstanding: 49,928,001 shares
[August 31, 2006 – 41,936,223 shares]	49,930	41,938
Issued and held for settlement: 133,333 shares
Additional paid-capital	8,365,105	5,089,760
Deficit	(6,557,344)	(5,121,293)
Accumulated other comprehensive loss	26,960	(111,900)
Total stockholders’ equity (deficiency)	1,884,651	(101,495)
Total liabilities and stockholders’ equity (deficiency)	2,313,660	388,857

See accompanying notes

Destiny Media Technologies Inc.

CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in United States dollars)
Unaudited

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31,	May 31,	May 31,	May 31,
	2007	2006	2007	2006
	$	$	$	$

Revenue [note 8]	259,208	278,520	599,206	685,291

Operating expenses [note 6(b)]
General and administrative	223,977	122,692	489,656	385,337
Sales and marketing	372,168	132,996	890,067	330,490
Research and development	272,904	89,649	620,106	283,682
Amortization	16,530	14,212	43,591	39,884
	885,579	359,549	2,043,420	1,039,393
Loss from operations	(626,371)	(81,029)	(1,444,214)	(354,102)
Other earnings (expenses)
Gain on settlement
of accounts payable	—	56,965	—	56,965
Interest Income	18,525	—	18,525	—
Interest and other expense	(3,134)	(4,373)	(10,362)	(17,388)
Net loss	(610,980)	(28,437)	(1,436,051)	(314,525)

Net loss per common share, basic and diluted	(0.01)	(0.01)	(0.03)	(0.01)

Weighted average common shares
outstanding, basic and diluted	48,765,881	40,753,712	44,356,271	38,402,761

See accompanying notes

Destiny Media Technologies Inc.

CONSOLIDATED STATEMENT OF STOCK HOLDERS’ EQUITY
(Expressed in United States dollars)
Unaudited

					Accumulated
			Additional		Other	Total
	Common stock		Paid-in		Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Loss	Equity
	#	$	$	$	$	$
Balance, August 31, 2006	41,936,223	41,938	5,089,760	(5,121,293)	(111,900)	(101,495)
Net loss	—	—	—	(1,436,051)	—	(1,436,051)
Foreign currency translation gain	—	—	—	—	138,860	138,860
Comprehensive loss						(1,297,191)
Common stock issued on options exercised	596,778	597	185,403	—	—	186,000
Common stock issued on warrants exercised	1,975,000	1,975	503,025	—	—	505,000
Common stock issued	5,420,000	5,420	1,949,521	—	—	1,954,941
Stock based compensation	—	—	637,396	—	—	637,396
Balance, May 31, 2007	49,928,001	49,930	8,365,105	(6,557,344)	26,960	1,884,651

See accompanying notes

Destiny Media Technologies Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in United States dollars)
Unaudited

	Nine Months	Nine Months
	Ended	Ended
	May 31,	May 31,
	2007	2006
	$	$

OPERATING ACTIVITIES
Net loss	(1,436,051)	(314,525)
Items not involving cash:
Amortization	43,591	39,884
Amortization of deferred lease benefit	(24,779)	(20,728)
Stock-based compensation	637,396	32,892
Common stock issued for services rendered	—	24,000
Changes in non-cash working capital:
Accounts and other receivables	(72,942)	(94,217)
Inventory	1,028	1,007
Prepaid expenses	(26,498)	(6,245)
Accounts payable and accrued liabilities	(52,161)	(98,242)
Deferred revenue	8,625	(4,553)
Net cash used in operating activities	(921,791)	(440,727)

INVESTING ACTIVITIES
Purchase of equipment	(46,448)	(14,736)
Net cash used in investing activities	(46,448)	(14,736)

FINANCING ACTIVITIES
Proceeds from issuance of common stock	1,970,815	350,000
Proceeds from exercise of stock options	186,000	167,550
Proceeds from exercise of warrants	505,000	—
Repayments of shareholder loans	(16,632)	(76,696)
Net cash provided by financing activities	2,645,183	440,854

Effect of foreign exchange rate changes on cash	132,379	26,304

Net increase in cash	1,809,323	11,695
Cash, beginning of period	156,337	30,576
Cash, end of period	1,965,660	42,271

Supplementary disclosure
Cash paid for interest	10,362	5,211
Shareholder loans extinguished with common stock	—	270,000
Accounts payable extinguished with common stock		30,000

See accompanying notes

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

1. ORGANIZATION

Destiny Media Technologies Inc. (the “Company”) was incorporated in August 1998 under the laws of the State of Colorado. The Company develops technologies that allow for the distribution over the Internet of digital media files in either a streaming or digital download format. The technologies are proprietary. The Company operates out of Vancouver, BC, Canada and serves customers predominantly located in the United States and Canada.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States for interim financial information and in accordance with Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months period ended May 31, 2007 are not necessarily indicative of the results that may be expected for the year ended August 31, 2007.

The balance sheet at August 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended August 31, 2006.

3. GOING CONCERN UNCERTAINTY

The interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

3. GOING CONCERN UNCERTAINTY (cont’d.)

During the most recently completed quarter, the Company was successful in raising $2 million in net cash proceeds in an equity private placement. Additionally, the Company is aggressively implementing its business plan of transitioning new and existing customers (“record labels”) to transactional based contracts through the full commercial deployment of its “Play MPE”™ system. Until the end of the quarter ending February 28, 2007, the Company had been receiving a transaction fee based access fee to utilize the “Play MPE”™ system. In most cases, the major record labels were sending songs to trusted recipients through our digital system in addition to physical delivery of a CD. Usage has grown such that the various record labels are able to send the song digitally only and, subsequent to the current period, the Company has begun to charge for the service on a transaction fee basis. The Company is pursuing similar transaction fee based agreements with other large record labels and developing an “Indie Uploader” system for smaller labels. Through the end of the current quarter, the Company continued to utilize cash in operations ($905,917 for the nine months ending May 31, 2007). However, management expects revenues, and cashflows, to increase significantly during the last quarter and into fiscal 2008. Management believes that current cash resources will be sufficient through fiscal 2008 irrespective of significant revenue growth associated with the “Play MPE”™ system.

There are no assurances that the Company will be successful in achieving these goals. In view of these conditions, the ability of the Company to continue as a going concern is not certain. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

4. SHAREHOLDER LOANS PAYABLE

	February 28,	August 31,
	2007	2006
	$	$

Loans payable, due to shareholders, unsecured,
due on demand, non-interest bearing	—	17,142

On September 5, 2006, the $17,142 non-interest bearing shareholder loan was repaid.

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

5. OBLIGATION FOR SHARE SETTLEMENT

During the fiscal year ended August 31, 2003, the Company issued 133,333 common shares to be delivered in settlement for proceeds of $100,000 received in respect of a private placement that did not complete in August of 2000. As the private placement was not completed and although management expects that the amount ultimately will be settled through the release of the shares, the obligation for share settlement is recorded as a liability until settlement results between the Company and parties involved in the August 2000 private placement.

6. SHARE CAPITAL

[a] Issued and Authorized

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share.

During the nine months ended May 31, 2007, the Company completed a private placement which consisted of the issuance of 5,400,000 units at $0.40 for net cash proceeds of $1,970,815. Each unit consists of one common share and one warrant exercisable into one common share at $0.50 expiring February 28, 2012. In connection with the private placement, the Company incurred $205,059 of financing and share issue costs (of which $15,874 is included in accounts payable at the end of the quarter) and issued as compensation an additional 20,000 common shares, 361,000 warrants exercisable into common shares at $0.40 expiring February 28, 2012, and 400,000 warrants exercisable into common shares at $0.50 expiring February 28, 2012.

Also, 596,778 stock options were exercised during the nine months ended May 31, 2007 for cash proceeds of $186,000.

[b] Stock option plans

The Company had previously reserved a total of 8,850,000 common shares for issuance under its existing stock option plans, of which, 1,035,597 remain available for future option issuance. The options generally vest over a range of periods from the date of grant, some are immediate, and others are 12 or 24 months. Any options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve. The options generally have a contractual term of five years.

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

6. SHARE CAPITAL (cont’d.)

Stock-based Payment Award Activity

A summary of option activity under the Plans as of May 31, 2007, and changes during the nine-month period ended is presented below:

			Weighted
			Average	Average
		Weighted	Remaining	Intrinsic Value
		Average	Contractual	$
Options	Shares	Exercise Price	Term
Outstanding at August 31, 2006	2,129,000	0.39
Granted	2,912,778	0.51
Exercised	(596,778)	(0.31)
Expired	(150,000)	0.25
Outstanding at May 31, 2007	4,295,000	0.42	3.89	282,500
Vested or expected to vest at
May 31, 2007	4,295,000	0.42	3.89	282,500
Exercisable at May 31, 2007	3,591,667	0.44	3.81	282,500

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money at May 31, 2007.

Impact of Adoption of FAS 123(R)

At May 31, 2007, the Company has two stock-based employee compensation plans. Prior to September 1, 2006, the Company accounted for the plan under the recognition and measurement provisions of APB Opinion No.25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No 123, Accounting for Stock-Based Compensation. No stock-based employee compensation cost was recognized in the Consolidated Statements of Operations for the nine months period ended May 31, 2006, as all options granted under the plan had an exercise price equal to, or greater than, the market value of the underlying common stock on the date of grant. Effective September 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the nine-month period ended May 31, 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of September 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payment granted, modified or cancelled, subsequent to September 1, 2006. Results for prior periods have not been restated.

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

6. SHARE CAPITAL (cont’d.)

As FAS123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation expense for the nine-month period ended May 31, 2007 has considerations for estimated forfeitures. When estimating forfeitures, the Company considers voluntary termination behavior as well as trends of actual option forfeitures.

As a result of adopting Statement 123(R) on September 1, 2006, the Company’s net loss for the nine-month period ended May 31, 2007, is $275,789 higher than if it had continued to account for stock-based compensation under Opinion 25.

Total stock-based compensation for the nine-month period ended May 31, 2007 includes stock-based compensation expense related to employees of $275,789 and stock-based-compensation expense related to consultants of $361,607 reported in the statement of operations as follows:

	Three Months Ended		Nine Months Ended
	May 31,		May 31
	2007	2006	2007	2006
	$	$	$	$
Stock-based compensation:
General and administrative	8,733	930	85,927	12,681
Sales and marketing	116,740	2,040	409,310	10,876
Research and development	10,641	654	142,159	9,335
Total stock-based compensation	136,114	3,624	637,396	32,892

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

6. SHARE CAPITAL (cont’d.)

Valuation Assumptions

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2007	2006	2007	2006
Expected term of stock options (years)	2.5-5.0	—	2.5-5.0	2.42
Expected volatility	85%-91%	—	85%-94%	97%
Risk-free interest rate	4.5%-4.67%	—	3.9%-5.0%	5.5%
Dividend yields	—	—	—	—

The weighted-average grant-date fair value of options granted during the nine-month period ended May 31, 2007 and 2006 was $0.22 and $0.11, respectively.

Expected volatilities are based on historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the options is based on US treasury bill rates in effect at the time of grant.

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

6. SHARE CAPITAL (cont’d.)

Pro forma Information for Periods Prior to the Adoption of FAS 123(R)

Prior to the adoption of FAS No. 123(R), the Company provided the disclosures required under FAS No. 123, as amended by FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures.” Employee stock-based compensation expense recognized under FAS 123(R) was not reflected in the results of operations for the three and nine months period ended May 31, 2006 for employee stock option awards as all options were granted with an exercise price equal to, or greater than, the market value of the underlying common stock on the date of grant. Previously reported amounts have not been restated. The pro forma information for the three and nine months May 31, 2006 is as follows:

	Three Months Ended	Nine Months Ended
	May 31, 2006	May 31, 2006
	$	$

Net loss as reported		(314,525)
Add: Stock-based employee compensation	(28,437)
expense included in reported net loss		—
Deduct: Total stock-based employee compensation expense	—
determined under fair value based method for all awards	(5,628)	(16,884)
Pro forma net loss	(34,065)	(331,409)
Loss per share
Basic and diluted – as reported	(0.01)	(0.01)
Basic and diluted – pro forma	(0.01)	(0.01)

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

6. SHARE CAPITAL (cont’d.)

[c] Warrants

As at May 31, 2007, the Company has the following common stock warrants outstanding:

	Number of Common	Exercise Price
	Shares Issuable	$	Date of Expiry

$0.22 Warrants	950,000	0.22	August 25, 2011
$0.40 Warrants	361,000	0.40	February 28, 2012
$0.50 Warrants	5,800,000	0.50	February 28, 2012
$0.70 Warrants	500,000	0.70	April 9, 2012
	7,611,000

5,400,000 of the $0.50 warrants have a forced conversion feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than $1.25 if certain conditions are met.

During this quarter, 1,750,000 $0.25 warrants were exercised for gross proceeds of $437,500. 225,000 $0.30 warrants were exercised for gross proceeds of $67,500. Another 25,000 $0.30 warrants expired.

The $0.40 and $0.50 share purchase warrants were issued in connection with the private placement transaction described in Note 6[a].

On September 11, 2006, the Company entered into an agreement with Bryant Park Capital to act as an exclusive financial advisor to provide strategic assistance and maximize shareholder value. As part of the agreement, the Company has issued 950,000 warrants with a strike price of $0.22. On April 9, 2007, the Company modified and expanded its agreement with Bryant Park Capital to include additional services not previously contemplated in the original agreement. As compensation, the company will pay Bryant Park Capital $7,500 per month to the end of August 2007 and issue an additional 500,000 warrants exercisable into common shares at a price of $0.70. The warrants vest monthly over the six months following the signing of the agreement.

The fair value of 950,000 $0.22 warrants and 166,667 $0.70 warrants, which vested during the nine months ending May 31, 2007, was measured using the Black-Scholes option-pricing model and amounted to $285,661. This amount was expensed to sales and marketing in the statement of operations.

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

7. COMMITMENTS AND CONTINGENCIES

On March 7, 2006 the Company filed a statement of claim in the Federal Court of Canada against Musicrypt Inc. (the “defendant”) to assert that the Company’s technology does not infringe on the stated patent owned by the defendant and to further declare that defendant’s patent is invalid. This statement of claim was initiated by the Company as a result of the defendant’s statements to the contrary. On June 7, 2006, the Company’s counsel received a statement of defense and counterclaim from the defendant, requesting specified damages or audited Canadian profits from the Play MPE system if it is offered in Canada.

On January 11, 2007 the Federal Court of Canada issued a bifurcation order of the issues included in the action. Accordingly, only the issues of infringement and validity of the patent raised in the claim will be addressed in the current proceeding. The remaining issues including the counterclaim for specified damages will be subject of a separate determination to be conducted after the trial if it then appears that such issues need to be decided.

On May 3, 2007 the Company filed a statement of claim for damages against the defendant, John Heaven and Clifford Hunt (collectively the “defendants”) in the amount of $25,000,000 caused by the defendants making statements constituting defamation and injurious falsehood, making false or misleading statements tending to discredit the business, making false or misleading representations contrary to the Competition Act, and unlawful interference with the Company’s economic relations. The statement further requests an injunction from continuing the actions instigating the statement of claim.

On June 7, 2007 the defendant filed a statement of defense, denying the allegations set out in the statement of claim dated May 3, 2007, and counterclaim against the Company and our CEO, Steve Vestergaard, also in the amount of $25,000,000, for making statements constituting defamation and injurious falsehood, making false or misleading statements tending to discredit the business, making false or misleading representations contrary to the Competition Act, and unlawful interference with the defendant’s economic relations. The Company further requests an injunction from continuing the defamatory actions.

No amount has been recognized as a receivable for damages as outlined in the statement of claim. The amount of damages awarded, if any, in relation to either counterclaim cannot be reasonably estimated and no amount has been recognized. Management does not believe that the outcome of this matter will have an adverse impact on its result of operations and financial condition.

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

8. SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates solely in the digital media software segment and all revenue from its products and services are made in this segment.

Revenue from external customers is delineated by the location of the customer and by the recipient of the digital content. For example, a record label based in the United States sending music content outside the US will be listed as US revenue. Thus, our revenue by location of customer, is as follows:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2007	2006	2007	2006
	$	$	$	$

United States	247,205	203,430	545,996	500,518
Canada	9,890	18,677	36,896	45,954
Other	2,113	56,413	16,314	138,819
Total revenue	259,208	278,520	599,206	685,291

During the nine months ended May 31, 2007, two customers represented 35% of the total revenue balance [May 31, 2006 – one customer represented 25% of the total revenue balance].

As at May 31, 2007, one customer represented 71% of the trade receivables balance [May 31, 2006– three customers represented 58%].

The Company has substantially all its assets in Canada and its current and planned future operations are, and will be, located in Canada.

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

9. RECENT ACCOUNTING PRONOUNCEMENTS

FASB Statement No. 48 – Accounting for Uncertainty in Income Taxes

In July 2006 the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48). FIN 48 creates a single model to address uncertainty in income tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and, clearly scopes income taxes out of FASB Statement No. 5, “Accounting for Contingencies”. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes”. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The cumulative effect adjustment would not apply to those items that would not have been recognized in earnings, such as the effect of adopting FIN 48 on tax positions related to business combinations. The Company will adopt FIN 48 effective September 1, 2007 and does not expect the adoption to have a material impact on the Company’s financial statements.

FASB Statement No. 157 – Fair Value Measurement

In September 2006, FASB issued SFAS 157 ‘Fair Value Measurements’. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt SFAS 157 effective September 1, 2008 and does not expect the adoption to have a material impact on the Company’s financial statements.

Destiny Media Technologies Inc.

NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in United States dollars)

Nine months ended May 31, 2007	Unaudited

9. RECENT ACCOUNTING PRONOUNCEMENTS (cont’d.)

SAB 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosure. SAB 108 will be effective for the fiscal year ending August 31, 2007. The Company adopted SAB 108 effective September 1, 2006 and the adoption does not have a material impact on the Company’s financial statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

The officers and directors of our company are indemnified as provided by the Colorado Business Corporations Act (the "CBCA"), the Articles of Incorporation and the Bylaws of our company.

Under Article 7-109-102 of the CBCA, a corporation may indemnify an officer or director made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

(a)	The person conducted himself or herself in good faith; and

(b)	The person reasonably believed:

(i) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation’s best interests; and

(ii) In all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and

(c)	In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

A corporation may not indemnify a director under the CBCA:

(a)	In connection with a proceeding by or in the right of the corporation in which the director as adjudged liable to the corporation; or

(b)

In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

Under the CBCA, a corporation may not indemnify a director under section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in section 7-109-102.

Under Article 7-109-103 of the CBCA, a corporation shall indemnify an officer or director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding, unless limited by the corporation’s articles of incorporation. Our articles of incorporation do not contain any such limitation.

Our articles of incorporation provide that we shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of our company against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at our request. We shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.

The Bylaws of our company provide that we shall indemnify any officer and director against reasonably incurred expenses (including attorneys’ fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined in accordance with the Bylaws of our company that he conducted himself in good faith and that he reasonably believed (i) in the case of conduct in his official capacity with our company, that his conduct was in our best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to our best interest, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful.

No indemnification shall be made under our Bylaws to an officer or director with respect to any claim, issue or matter in connection with a proceeding by or in the right of a corporation in which the officer or director was adjudged liable to the corporation or in connection with any proceeding charging the officer or director derived an improper personal benefit, whether or not involving action in an official capacity, in which he was adjudged liable on the basis that he derived an improper personal benefit. Further, indemnification under the Bylaws in connection with a proceeding brought by or in the right of our company shall be limited to reasonable expenses, including attorney’s fees, incurred in connection with the proceeding.

The Bylaws also provide that we shall indemnify any officer or director who was wholly successful, on the merits or otherwise, in defense of any action, suit, or proceeding as to which he was entitled to indemnification under the Bylaws against expenses (including attorneys’ fees) reasonably incurred by him in connection with the proceeding without the necessity of any action by us other than the determination in good faith that the defense has been wholly successful.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholder. All of the amounts shown are estimates, except for the SEC Registration Fees.

SEC registration fees	$207.85
Printing and engraving expenses	$1,000.00	(1)
Accounting fees and expenses	$12,000.00	(1)
Legal fees and expenses	$30,000.00	(1)
Transfer agent and registrar fees	$1,000.00	(1)
Fees and expenses for qualification under state securities laws	$1,000.00	(1)
Miscellaneous	$1,000.00	(1)
Total	$46,207.85

(1)	We have estimated these amounts.

Item 26. Recent Sales of Unregistered Securities

On February 26, 2007, we closed a private placement consisting of 5,400,000 units at a price of $0.40 per unit for gross proceeds of $2,160,000. Each unit consists of one share and one share purchase warrant exercisable for a period of 5 years from the date of closing at an exercise price of $0.50 per share. We issued 1,075,000 units to 10 non U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933 and 4,325,000 units to 7 U.S. persons relying on Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933. We also issued 20,000 units to 3 U.S. persons as partial payment of placement agent fees relying on Rule 506 of Regulation D and/or Section 4(2) of the Securities Act. All of the subscriptions in the February 26, 2007 Private Placement were private in nature, and the securities were issued in reliance upon Regulation S and/or Rule 506 of Regulation D promulgated under the Securities Act of 1933. Each subscriber was required to represent, among other things, in his or her subscription agreement, that he or she was making the investment for his or her own account and not with a view to distribution of the securities, that he or she would not sell, transfer, assign or otherwise dispose of the securities except in compliance with all applicable securities laws, and that he or she is an accredited investor, as such term is defined in Regulation D of the Securities Act, or that he or she is not a U.S. person, was not offered the securities in the United States and did not execute or deliver the subscription agreement in the United States.

On August 31, 2006, we issued 250,000 common shares for proceeds of $45,000 in connection with a private placement. The private placement also included the issuance of 250,000 warrants exercisable into common shares at $0.30 expiring February 28, 2008. All of the subscriptions in the August 31, 2006 Private Placement were private in nature, and the securities were issued in reliance upon Regulation S and/or Rule 506 of Regulation D promulgated under the Securities Act of 1933. Each subscriber was required to represent, among other things, in his or her subscription agreement, that he or she was making the investment for his or her own account and not with a view to distribution of the securities, that he or she would not sell, transfer, assign or otherwise dispose of the securities except in compliance with all applicable securities laws, and that he or she is an accredited investor, as such term is defined in Regulation D of the Securities Act, or that he or she is not a U.S. person, was not offered the securities in the United States and did not execute or deliver the subscription agreement in the United States.

On February 20, 2006, we closed a private placement consisting of 1,500,000 units at a price of $0.20 per unit resulting in gross proceeds of US$300,000. Each Unit consists of one (1) common share and one (1) share purchase warrants to purchase one (1) common share at US$0.25 per share. On February 24, 2006, we closed a private placement consisting of 250,000 units at a price of $0.20 per unit resulting in gross proceeds of US$50,000. Each Unit consists of one (1) common share and one (1) share purchase warrants to purchase one (1) common share at US$0.25 per share. Both placements included an 8% finders fee representing 140,000 shares. In both cases, if the shares trade above $0.50 per share for a period of thirty (30) days, we have the right, but not the obligation to force conversion of the warrants. The shares were issued to one accredited investors pursuant to exemptions from registration as set out in Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended. The subscriber was required to represent, among other things, in its subscription agreement, that it was making the investment for its own account and not with a view to distribution of the securities, that it would not sell, transfer, assign or otherwise dispose of the securities except in compliance with all applicable securities laws, and that it is an accredited investor, as such term is defined in Regulation D of the Securities Act.

Item 27. Exhibits

The following Exhibits are filed with this Registration Statement:

Exhibit
Number	Description

3.1	Amended Articles of Incorporation (incorporated by reference from 10-SB filed on November 23, 1999)

3.2	Bylaws (incorporated by reference from 10-SB filed on November 23, 1999)

4.1	The 2006 Stock Option Plan (incorporated by reference from Form S-8 filed on April 26, 2006)

4.2	Form of Stock Option Agreement for Canadian residents (incorporated by reference from Form S-8 filed on April 26, 2006)

4.3	Form of Stock Option Agreement for US residents (incorporated by reference from Form S-8 filed on April 26, 2006)

4.4	Amended 1999 Stock Option Plan (incorporated by reference from Form S-8 filed on April 27, 2004)

5.1	Opinion of Clark Wilson LLP regarding the legality of the securities being registered

10.1	Form of Securities Purchase Agreement (incorporated by reference from our current report on Form 8- K filed on March 1, 2007).

10.2	Form of Registration Rights Agreement (incorporated by reference from our current report on Form 8- K filed on March 1, 2007).

10.3	Form of Warrant (incorporated by reference from our current report on Form 8-K filed on March 1, 2007).

10.4	Form of Subscription Agreement (incorporated by reference from our current report on Form 8-K filed on March 3, 2006).

10.5	Form of Subscription Agreement (incorporated by reference from our current report on Form 8-K filed on March 3, 2006)

Exhibit
Number	Description

10.6

Financial Advisory Agreement between our company and Bryant Park Capital, Inc. dated for reference September 11, 2006 and amended April 10, 2007. (incorporated by reference from Form SB-2/A filed on August 6, 2007)

21.1	Destiny Software Productions, Inc. a British Columbia, Canada corporation

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Item 28. Undertakings

The undersigned company hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) to include any additional or changed material information with respect to the plan of distribution.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(6) In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person connected with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) Each prospectus filed pursuant to Rule 424(b) as part of a Registration Statement relating to an offering, other than Registration Statements relying on 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a Registration Statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia, Canada on August 24, 2007 .

DESTINY MEDIA TECHNOLOGIES INC.

By:    /s/ Steven Vestergaard
          Steven Vestergaard
          President, Chief Executive Officer and Director
          (Principal Executive Officer)
          Dated: August 24, 2007

By:    /s/ Fred Vandenberg
          Fred Vandenberg
          Chief Financial Officer
          (Principal Financial Officer and Principal Accounting Officer)
          Dated: August 24, 2007

               In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:    /s/ Steven Vestergaard
          Steven Vestergaard, President
          President, Chief Executive Officer and Director
          Date: August 24, 2007

By:    /s/ Lawrence J. Langs
          Lawrence J. Langs
          Director
          Date: August 24, 2007

By:    /s/ Wayne Koshman
          Wayne Koshman
          Director
          Date: August 24, 2007